     As filed with the Securities and Exchange Commission on June 11, 1998


                                    Registration Nos. 811-8751 and 333-50315
                            ------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-1A
                             REGISTRATION STATEMENT
                                      UNDER
                         THE SECURITIES ACT OF 1933                          [X]


                         Pre-Effective Amendment No. 2                       [X]


                       Post-Effective Amendment No. __                       [ ]

                                       and
                             REGISTRATION STATEMENT
                                      UNDER
                     THE INVESTMENT COMPANY ACT OF 1940                      [X]


                              Amendment No. 2                                [X]

                        (Check appropriate box or boxes)

                                    ---------
                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST
               (Exact name of registrant as specified in charter)

                         One Yesler Building, Suite 200
                            Seattle, Washington 98104

       Registrant's telephone number, including area code: (206) 405-4100

Name and address
of agent for service                                     with a copy to:
--------------------                                     ---------------
Margaret M. Towle                                        John M. Loder, Esq.
Puget Sound Asset Management Co., LLC                    Ropes & Gray
One Yesler Building, Suite 200                           One International Place
Seattle, Washington 98104                                Boston, MA  02110


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     Title of Securities Being Registered: Shares of Beneficial Interest.

                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST

                              Cross Reference Sheet

                           Items required by Form N-1A

PART A

ITEM NO.              REGISTRATION STATEMENT CAPTION                   CAPTION IN PROSPECTUS
1.                    Cover Page                                       Cover Page

2.                    Synopsis                                         Fund Synopsis; Summary of Expenses

3.                    Condensed Financial Information                  Not Applicable

4.                    General Description of Registrant                Cover Page; Fund Synopsis; The Fund's Objective;
                                                                       Who Should Consider Investing; Investment Strategy
                                                                       and Risks; General Information

5.                    Management of the Fund                           Fund Synopsis; Investment Strategy and Risks; Portfolio
                                                                       Transactions; Management of the Fund; Back Cover

5A.                   Management's Discussion of Fund                  Not Applicable
                      Performance

6.                    Capital Stock and Other Securities               Cover Page; Fund Synopsis; Institutional and Investor
                                                                       Shares; Distributions and Taxes; General Information

7.                    Purchase of Securities Being Offered             Fund Synopsis; Management of the Fund; How to
                                                                       Purchase Shares; Share Price; Back Cover

8.                    Redemption or Repurchase                         How to Redeem Shares; How to Purchase Shares

9.                    Pending Legal Proceedings                        Not Applicable

PART B

ITEM NO.              REGISTRATION STATEMENT CAPTION                   CAPTION IN PROSPECTUS OR STATEMENT OF ADDITIONAL INFORMATION
10.                   Cover Page                                       Cover Page

11.                   Table of Contents                                Table of Contents

12.                   General Information and History                  Not Applicable

13.                   Investment Objectives and Policies               Investment Objective, Policies and Restrictions

14.                   Management of the Fund                           Management of the Trust

15.                   Control Persons and Principal Holders of         Ownership of Shares of the Fund
                      Securities

16.                   Investment Advisory and Other Services           Investment Advisory and Other Services; Management
                                                                       of the Fund (Prospectus)

17.                   Brokerage Allocation and Other Practices         Portfolio Transactions (Prospectus); Portfolio
                                                                       Transactions and Brokerage

18.                   Capital Stock and Other Securities               Description of the Trust; How to Redeem Shares
                                                                       (Prospectus); Redemptions; Distributions and Taxes
                                                                       (Prospectus); Income Dividends, Capital Gain
                                                                       Distributions and Tax Status

19.                   Purchase, Redemption and Pricing of              How to Purchase Shares (Prospectus); How to Buy
                      Securities Being Offered                         Shares; Share Price (Prospectus); Net Asset Value and
                                                                       Public Offering Price; Shareholder Services; How to
                                                                       Redeem Shares (Prospectus); Redemptions

20.                   Tax Status                                       Distributions and Taxes (Prospectus); Income
                                                                       Dividends, Capital Gain Distributions and Tax Status

21.                   Underwriters                                     Investment Advisory and Other Services

22.                   Calculations of Performance Data                 Performance Information

23.                   Financial Statements                             Not Applicable

PART C

The information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of the Registration Statement.

                             SUBJECT TO COMPLETION
                     PRELIMINARY PROSPECTUS DATED __, 1998



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Prospectus                                                         June __, 1998

--------------------------------------------------------------------------------
                      PUGET SOUND MARKET NEUTRAL PORTFOLIO
--------------------------------------------------------------------------------

Puget Sound Market Neutral Portfolio (the "Fund") is a newly organized mutual fund and the first series of Puget Sound Alternative Investment Series Trust (the "Trust"), a registered open-end management investment company.

INVESTMENT OBJECTIVE AND POLICIES
The Fund's objective is to seek long-term capital appreciation while maintaining minimal exposure to general equity market risk. The Fund seeks to achieve its objective through a diversified portfolio using a non-traditional, "market neutral" investment strategy. For a description of the risks of an investment in the Fund, see "The Fund's Objective" and "Investment Strategy and Risks."

FEES AND EXPENSES
The Fund offers two classes of shares: Institutional Shares and Investor Shares. Investor Shares, unlike Institutional Shares, bear a 12b-1 marketing fee, shareholder servicing fee and a sales commission (unless waived).

WHY READING THIS PROSPECTUS IS IMPORTANT
This Prospectus explains the objective, risks and strategy of the Fund that a prospective investor ought to know before investing. To highlight terms and concepts important to mutual fund investors, we have provided "Plain English" explanations along the way. Reading this Prospectus will help you to decide whether the Fund is the right investment for you. We suggest that you keep it for future reference.

ADDITIONAL INFORMATION ABOUT THE FUND
A Statement of Additional Information ("SAI") (dated June __, 1998), which has been filed with the Securities and Exchange Commission (the "SEC"), contains more information about the Fund and is, by reference, part of this Prospectus. The SAI may be obtained, upon request and without charge, along with other information about the Fund, by writing to Puget Sound Alternative Investment Series Trust, 3435 Stelzer Road, Columbus, Ohio 43219 or by calling our Investor Information Department toll free at 1-877-77-PUGET (1-877-777-8438). The SAI, material incorporated by reference into this Prospectus and the SAI, and other information regarding registrants that file electronically with the SEC may also be obtained at the SEC's Website (http://www.sec.gov).

For more information about establishing an account, or any other information about the Fund, call toll free 1-877-77-PUGET (1-877-777-8438).

IT IS IMPORTANT TO NOTE THAT SHARES OF THE FUND ARE NOT GUARANTEED OR INSURED BY THE FDIC OR ANY AGENCY OF THE U.S. GOVERNMENT. AS WITH ANY INVESTMENT IN COMMON STOCKS, WHICH ARE SUBJECT TO WIDE FLUCTUATIONS IN MARKET VALUE, YOU COULD LOSE MONEY BY INVESTING IN THE FUND.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


FUND SYNOPSIS..................................................................1

SUMMARY OF EXPENSES............................................................3

THE FUND'S OBJECTIVE...........................................................5

WHO SHOULD CONSIDER INVESTING..................................................5

INVESTMENT STRATEGY AND RISKS..................................................6

PORTFOLIO TRANSACTIONS........................................................10

PERFORMANCE INFORMATION OF THE SUB-ADVISER....................................11

MANAGEMENT OF THE FUND........................................................12

INSTITUTIONAL AND INVESTOR SHARES.............................................14

HOW TO PURCHASE SHARES........................................................15

SHAREHOLDER SERVICES..........................................................18

HOW TO REDEEM SHARES..........................................................19

SHARE PRICE...................................................................20

DISTRIBUTIONS AND TAXES.......................................................20

GENERAL INFORMATION...........................................................21

--------------------------------------------------------------------------------
                                  FUND SYNOPSIS
--------------------------------------------------------------------------------

WHO SHOULD CONSIDER INVESTING (PAGE 5)

         o Investors looking for a simple, efficient way to diversify their stock, bond and cash investments with direct exposure to a long/short, equity strategy.

         o Investors seeking a portfolio that offers the potential for capital appreciation with minimal exposure to general equity market risk.

         o Investors wanting growth of capital over the long term--at least five years.

WHO SHOULD NOT INVEST

         o        Investors unwilling to accept fluctuations in share price.

         o Investors seeking a mutual fund that exposes them to equity market risk.

--------------------------------------------------------------------------------
                               PLAIN ENGLISH ABOUT
                           INVESTING FOR THE LONG TERM
The Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term fluctuations in the stock market.
--------------------------------------------------------------------------------

RISKS OF THE FUND (PAGE 6)

The Fund's total return and share value will fluctuate, so an investor could lose money over short or even extended periods. The Fund is subject to, among other risks:

         o Investment risk (The chance that Fund shares may lose value, depending on market, economic, political and other conditions affecting the Fund's portfolio).

         o Short Sale Risk (The risk that Fund shares may lose value as a result of selling borrowed shares).

         o Portfolio Turnover Risk (The risk that the Fund's portfolio turnover may vary significantly from time to time).

INVESTMENT ADVISER AND SUB-ADVISER (PAGE 12)


Puget Sound Asset Management Co., LLC ("PSAM"), Seattle, Washington, is the Fund's investment adviser and Fiduciary Asset Management Co. ("FAMCO" or the "Sub-Adviser"), Clayton, Missouri, is the Fund's sub-adviser. PSAM is recently organized and has not previously served as a mutual fund adviser. FAMCO, in addition to serving as the Fund's sub-adviser, serves as an investment adviser to another mutual fund and to taxable and tax-exempt accounts.

DISTRIBUTIONS

Distributions to Fund shareholders out of any dividends or interest that the Fund has received as well as distributions of any net long-term capital gains are paid at least annually. All distributions may include dividends and capital gains that are taxable.

INCEPTION DATE:  June ___, 1998

ESTIMATED EXPENSE RATIO
   (giving effect to fee waivers):      Institutional Shares               2.17%
                                        Investor Shares                    2.67%

SUITABLE FOR IRAs:  YES

MINIMUM INITIAL INVESTMENT:   $1,000,000 for Institutional Shares, $2,500 for
Investor Shares, $1,000 for IRAs and custodial accounts for minors.

HOW TO PURCHASE SHARES (PAGE 15)

SHAREHOLDER SERVICES (PAGE 18)

                  o        Systematic Withdrawal Plan.

                  o        Automatic Investment Plan.

                  o        Retirement Plans.

HOW TO REDEEM SHARES (PAGE 19)

--------------------------------------------------------------------------------
                               SUMMARY OF EXPENSES
--------------------------------------------------------------------------------


The following information is designed to help you understand the various costs and expenses you would bear, directly or indirectly, as an investor in the Fund. This table illustrates the transaction expenses you will incur as a shareholder in the Fund. For more information about shareholder transaction expenses, see "Institutional and Investor Shares" and "How to Purchase Shares."

SHAREHOLDER TRANSACTION EXPENSES
                                                        INVESTOR SHARES             INSTITUTIONAL SHARES
                                                        ---------------             --------------------
Maximum Sales Load Imposed on Purchases
   (as a % of offering price)(1)                              3.00%                         None
Sales Load Imposed on Reinvested Distributions
   (and other Distributions)                                  None                          None
Deferred Sales Load                                           None                          None
Redemption Fees(2)                                            None                          None
Exchange Fees                                             Not Applicable               Not Applicable

------------
(1)  A reduced sales charge on Investor Shares applies in some cases. See
     "How to Purchase Shares -- Reduced Sales Charges (Investor Shares Only)."

(2) Redemptions by wire transfer are subject to a wire fee (currently $5) that is deducted from the redemption proceeds.

The next table illustrates the operating expenses that you would incur as a shareholder of the Fund. These expenses are deducted from the Fund's income before it is paid to you, and include investment advisory expenses as well as the cost of maintaining accounts, administering the Fund, providing shareholder services, distribution and other activities. Since the Fund had not commenced operations as of the date of this Prospectus, the expenses shown are estimates for the Fund's first full fiscal year. For more information about the Fund's operating expenses, see "Management of the Fund" and "Institutional and Investor Shares."

ESTIMATED ANNUAL FUND OPERATING EXPENSES
(AS A % OF AVERAGE NET ASSETS)
                                                          INVESTOR SHARES             INSTITUTIONAL SHARES
                                                          ---------------             --------------------
Management Fees (after fee waiver)(1)                         1.75%                           1.75%
12b-1 Fees (after fee waiver)(2)                              0.25%                           None
Other Operating Expenses                                      0.67%                           0.42%
Total Operating Expenses (after fee waivers)(3)(4)            2.67%                           2.17%

----------------------
(1) The Trust's investment adviser has voluntarily agreed to reduce its fees to the amount shown in the table above. Without such voluntary reduction, the adviser would be entitled to receive investment advisory fees of 2.00% of the average daily net assets of the Fund.

(2) The Trust's distributor has voluntarily agreed to reduce its fees to the amount shown in the table above. Without such voluntary reduction, the distributor would be entitled to receive 12b-1 fees of 0.50% of the average daily net assets of the Investor Shares. Because of the ongoing nature of the 12b-1 fees, long-term shareholders of Investor Shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by rules of the National Association of Securities Dealers, Inc.

(3) Total Operating Expenses do not include dividend expenses incurred in connection with short sales, which are included in and reduce the investment return of the Fund.

(4) Without the voluntary fee reduction disclosed in footnotes (1) and (2) above, Total Operating Expenses of the Fund would be 2.42% and 3.17% for the Institutional Shares and Investor Shares, respectively.

--------------------------------------------------------------------------------
                               PLAIN ENGLISH ABOUT
                                  FUND EXPENSES
All mutual funds have operating expenses. These expenses, which are deducted from a fund's gross income, are expressed as a percentage of the net assets of the fund. The Fund pays higher investment advisory fees than some other mutual funds. Some types of non-traditional investments, such as market neutral strategies, are often more complex and require greater time and resources to manage than other more traditional equity mutual funds. This additional effort is reflected in higher investment advisory fees.
--------------------------------------------------------------------------------


The following example illustrates the hypothetical expenses that you would incur on a $1000 investment over various periods. The example assumes (1) that the Fund provides a return of 5% a year and (2) that you redeem your investment at the end of each period.

EXAMPLE*
                                             INVESTOR SHARES      INSTITUTIONAL SHARES
                                             ---------------      --------------------
One Year ...............................          $ 56                    $22
Three Years.............................          $110                    $68

* Under SEC rules, newly-organized funds, such as the Fund, are required to show expenses in an example for one- and three-year periods only.

   THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF ACTUAL EXPENSES OR PERFORMANCE FROM THE PAST OR FUTURE, WHICH MAY BE HIGHER OR LOWER THAN
   THOSE SHOWN.

--------------------------------------------------------------------------------
                                A WORD ABOUT RISK


This Prospectus describes the risks you will face as an investor in the Fund. It is important to keep in mind one of the main axioms of investing: the higher the risk of losing money, the higher the potential reward. As you consider an investment in the Fund, you should also take into account your personal tolerance for share price volatility.

Look for this "caution" symbol !! throughout this Prospectus. It is used to mark detailed information about some of the types of risks that you, as a shareholder of the Fund, will confront.
--------------------------------------------------------------------------------
                              THE FUND'S OBJECTIVE
--------------------------------------------------------------------------------


The Fund's objective is to seek long-term capital appreciation while maintaining minimal exposure to general equity market risk. The Fund seeks to achieve its objective by taking both long and short positions in equity securities. Although the Fund's investment strategy seeks to minimize the risk associated with investing in the equity market, an investment in the Fund will be subject to the risk of poor stock selection by the Fund. In other words, the Fund may not be successful in executing its strategy of taking long positions in stocks that outperform the market and short positions in stocks that underperform the market. See "Investment Strategy and Risks."

Except as explicitly set forth in this Prospectus or in the SAI, the investment objective and policies of the Fund may be changed by the Board of Trustees of the Trust without shareholder approval.

!! BECAUSE OF THE SEVERAL TYPES OF RISKS DESCRIBED ON THE FOLLOWING
PAGES, YOUR INVESTMENT IN THE FUND, AS IS THE CASE WITH MANY INVESTMENTS IN STOCKS AND BONDS, COULD LOSE MONEY.

--------------------------------------------------------------------------------
                          WHO SHOULD CONSIDER INVESTING
--------------------------------------------------------------------------------


The Fund may be a suitable investment for you if:

         o You want to add a non-traditional investment strategy to your existing mix of stock, bond and money market funds.

         o You want an investment fund that seeks to provide long-term growth of capital by taking advantage of stock market inefficiencies while maintaining minimal exposure to general equity market risk.

         o You are looking for an investment that performs differently than a diversified stock or bond fund.

         o You characterize your investment temperament as "safety oriented."

This Fund is not appropriate if you are a "market-timer." Investors who engage in excessive in-and-out trading activity generate additional costs that are borne by all the Fund's shareholders. To minimize such costs, which reduce the ultimate returns achieved by you and other shareholders, the Fund has adopted the following policies:

         o The Fund reserves the right to reject any purchase request, including requests that it regards as disruptive to the efficient management of the portfolio. This could be because of timing of the investment or because of a history of excessive trading by that investor.

         o The Fund reserves the right to stop offering shares at any time.

--------------------------------------------------------------------------------
                          INVESTMENT STRATEGY AND RISKS
--------------------------------------------------------------------------------


This section explains how the Fund tries to achieve long-term capital appreciation while maintaining minimal exposure to general equity market risk. It also explains three important risks--investment risk, short sale risk, and portfolio turnover risk--faced by investors in the Fund. The investment strategy can be changed by the Trust's Board of Trustees without shareholder approval.

Market neutral strategies are designed to produce returns that do not depend on the stock market's direction; hence the term "market neutral." Using this type of strategy, the Fund could hypothetically increase shareholder value in a down market or conversely decrease shareholder value in up markets.

--------------------------------------------------------------------------------
                               PLAIN ENGLISH ABOUT
                            MARKET NEUTRAL INVESTING
There are many different styles of market neutral investing, such as long/short equity portfolios, convertible bond hedging, fixed income hedging and risk arbitrage.

In this Prospectus, market neutral investing refers to an equity fund that holds two diversified portfolios: a long portfolio of stocks identified as undervalued, held simultaneously with a short portfolio of stocks identified as overvalued.
--------------------------------------------------------------------------------
Part of the Fund's objective is to maintain minimal exposure to general equity market risk, or volatility of total returns. This maintenance of minimal exposure to volatility of total returns is important, since volatility is extremely high for a diversified common stock portfolio when measured over short periods. To illustrate the volatility of stock prices, the following table shows the best, worst and average annual total returns (dividend income plus changes in market value) for the U.S. stock market over various periods as measured by the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), a widely used barometer of stock market activity. Note that the returns shown do not include the cost of buying and selling stocks or other expenses that a real-world investment portfolio would incur.

--------------------------------------------------------------------------------
                   S&P 500 Average Annual Returns (1927-1997)
--------------------------------------------------------------------------------

                                 1 Year   5 Years   10 Years    20 Years
                                 ------   -------   --------    --------

                  Best           53.99     23.92      20.06       16.86
                  Worst         (43.34)   (12.47)     (0.89)       3.11
                  Average        10.99     10.25      10.83       10.95


     The table covers all the 1-, 5-, 10-, and 20-year periods from 1927 through 1997. For example, while the average annual return on stocks for all the 5-year periods was 10.25, average annual returns for the 5-year periods ranged from -12.47 (from 1927 through 1932), to 23.92 (from 1949 through 1954). These average returns reflect past performance of the stocks that were then included in the S&P 500 and should not be regarded as an indication of future returns from either the stock market as a whole or the Fund in particular.

--------------------------------------------------------------------------------
                               PLAIN ENGLISH ABOUT
                                   VOLATILITY

The most commonly accepted measure of risk in any financial asset class is the volatility of its total returns. Volatility risk, quite simply, refers to the fact that a diversified portfolio may fluctuate in value and show a loss during any interim period.

Increasing the length of period during which stocks are held tends to reduce the volatility risk. Another method is to create a long portfolio of attractive stocks and a short portfolio of unattractive stocks in which the overall volatility of returns is low.
--------------------------------------------------------------------------------

The Sub-Adviser screens a large universe of stocks to find the 1400 most liquid common stocks that are publicly traded in the United States. Securities held in the Fund consist of all size companies, or market capitalization.

!! THE FUND IS SUBJECT TO INVESTMENT RISK, WHICH IS THE POSSIBILITY THAT CHANGES IN MARKET, ECONOMIC, POLITICAL AND OTHER CONDITIONS COULD HURT STOCK PERFORMANCE.

In general, during periods of high political or economic instability, equity investments may lose some of their appeal for investors. This could result in loss of value for the Fund, even though the Fund seeks to be less volatile than many other equity funds. However, if the Fund holds long positions in stocks that underperform the market and short positions in stocks that outperform the market, then the losses of the Fund may exceed those of other stock mutual funds.

!! THE FUND IS SUBJECT TO SHORT SALE RISK, WHICH IS THE POSSIBILITY THAT FUND SHARES MAY LOSE VALUE AS A RESULT OF SELLING BORROWED SHARES.

The Fund's short portfolio poses additional risks for the Fund investor. The short portfolio represents stocks that the Fund has borrowed from their owners, and then sold to other investors. The Fund remains obligated to return the borrowed stocks to their owners. To do this, the Fund will have to purchase the borrowed stocks back, at some time in the future, and pay whatever the market price for those stocks may then be. If the price of those stocks has gone up since the Fund borrowed the stocks and sold them, the Fund will lose money on the investment. A fund that engages in short selling is more risky than other equity mutual funds. Although the Fund's gain is limited to the amount for which it sold the borrowed security, its potential loss is unlimited.

--------------------------------------------------------------------------------
                              PLAIN ENGLISH ABOUT
                                 SELLING SHORT
Selling short is selling a security that you do not own. You borrow the security from your broker, then immediately sell it. Later, you repurchase and deliver the security to pay back your borrowed shares to the broker. Short sales are made because the seller anticipates a decline in the price of the security.

If the price of the stock goes down between the time that you borrowed the stock and when you repurchase it, you make money. If the price of the stock goes up between the time that you borrowed the stock and when you repurchase it, you lose money.

Your potential loss in short selling is unlimited. Thus, successful short selling requires a great deal of experience, diligence and attention.
--------------------------------------------------------------------------------



!! THE FUND IS SUBJECT TO PORTFOLIO TURNOVER RISK, WHICH IS THE POSSIBILITY THAT THE FUND'S PORTFOLIO TURNOVER MAY VARY SIGNIFICANTLY FROM TIME TO TIME.


In general, the Sub-Adviser does not consider the level of portfolio turnover when deciding which securities to buy, sell and sell short. The rate of the Fund's portfolio turnover may vary significantly from time to time depending on the volatility of economic and market conditions. Although the rate of portfolio turnover is difficult to predict, under normal circumstances the Sub-Adviser expects an annual portfolio turnover rate of each of the long and short portfolios not to exceed 200%. This expected aggregate portfolio turnover rate of 400% for the Fund is higher than the portfolio turnover rate for many other mutual funds. The Sub-Adviser views the rate of portfolio turnover as indicative of many market inefficiencies, or opportunities.


High portfolio turnover can involve correspondingly greater brokerage commissions and other transaction costs. These costs are borne directly by the Fund. Turnover could involve the realization of capital gains that would be taxable when distributed to shareholders of the Fund. The extent that the Fund's portfolio turnover results in the realization of net short-term capital gains, such gains are usually taxed to shareholders at ordinary income tax rates. See "Portfolio Transactions" and "Distributions and Taxes."

SECURITIES SELECTION AND PORTFOLIO DIVERSIFICATION

The Fund employs an active investment approach. The Fund attempts to achieve its objective by taking long positions in stocks traded in the markets of the United States that the Sub-Adviser has identified as undervalued and short positions in stocks traded in the markets of the United States that the Sub-Adviser has identified as overvalued. By taking long and short positions in stocks with similar characteristics, the Fund attempts to cancel out the effect of general stock market movements on the Fund's performance.

The Sub-Adviser will determine the size of each long or short position by analyzing the tradeoff between the attractiveness of each position and its impact on the risk of the overall portfolio.

The Sub-Adviser seeks to construct a diversified portfolio containing both long and short positions that have minimal net exposure to the U.S. equity market. The Sub-Adviser selects long and short positions with matching risk characteristics, within specific capitalization ranges (e.g., large cap, mid cap and small cap) and certain other risk factors. In general, the Sub-Adviser attempts to buy highly liquid stocks for the Fund; in other words, stocks that trade with great frequency.

--------------------------------------------------------------------------------
                               PLAIN ENGLISH ABOUT
                            PORTFOLIO DIVERSIFICATION
In general, the more diversified a fund's portfolio of stocks, the less likely that a specific stock's poor performance will hurt the fund.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                               PLAIN ENGLISH ABOUT
                     LARGE CAP, MID CAP AND SMALL CAP STOCKS
Stocks of publicly traded companies--and mutual funds that hold these stocks--can be classified by the companies' market value, or capitalization. The Fund defines large cap as companies with a market value exceeding $5 billion. Mid cap companies are those with a market value between $1 billion and $5 billion. Small cap companies are those with a market value less than $1 billion.
--------------------------------------------------------------------------------


The Fund borrows securities that are then sold short. Until the Fund replaces the borrowed security, it will maintain daily a segregated account with the Fund's custodian. This account will contain cash, U.S. Government securities or other liquid securities. The amount deposited in the Fund's account, plus any amount deposited with a broker or other custodian as collateral, will at least equal the current market value of the securities sold short. Depending on the arrangements made with such brokers or custodians, the Fund may not receive any payments (including interest) on collateral deposited with such brokers or custodians. The Fund will not use leverage as part of its investment strategy. In other words, the Fund will not make a short sale if, after completing the transaction, the market value of all the securities sold short exceeds 100% of the Fund's net assets.

OTHER RISK CONSIDERATIONS

COMMON STOCKS AND OTHER EQUITY SECURITIES. Common stocks and similar equity securities are securities that represent an ownership interest (or the right to acquire such an interest) in a company and include securities exercisable for or convertible into common stocks (e.g., warrants). While offering greater potential for long-term growth, common stocks and similar equity securities are more volatile and more risky than some other forms of investment. Therefore, the value of your investment in the Fund may sometimes decrease instead of increase. The Fund may invest in equity securities of companies with relatively small market capitalization. Securities of such companies may be more volatile than the securities of larger, more established companies and the broad equity market indices. See "Small Companies" below. The Fund's investments may include securities traded "over-the-counter" as well as those traded on a securities exchange. Some over-the-counter securities may be more difficult to sell under some market conditions. In addition, the Fund's investments may include securities of other investment companies, including investment companies that invest primarily in securities other than equity securities. As an investor in another investment company, the Fund will indirectly bear its share of the expenses of that investment company. These expenses are in addition to the Fund's own costs of operations. In some cases, investing in an investment company may involve the payment of a premium over the value of the assets held in that investment company's portfolio.

SMALL COMPANIES. The Fund may invest in companies with relatively small market capitalization. Investments in companies with relatively small capitalization may involve greater risk than is usually associated with stocks of larger companies. These companies often have sales and earnings growth rates which exceed those of companies with larger capitalization. Such growth rates may in turn be reflected in more rapid share price appreciation. However, companies with smaller capitalization often have limited product lines, markets or financial resources and may be dependent upon a relatively small management group. The securities may have limited marketability and may be subject to more abrupt or erratic movements in price than securities of companies with larger capitalization or market averages in general. The net asset value per share of the Fund therefore may fluctuate more widely than market averages.

REPURCHASE AGREEMENTS. Any Fund assets not invested in common stocks or other equity securities will generally be held in the form of cash or in repurchase agreements. Under a repurchase agreement, the Fund will buy securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a later date (usually seven days or less from the date of original purchase). If the seller fails to repurchase the securities, the Fund has rights to sell the securities to third parties. Repurchase agreements can be regarded as loans by the Fund to the seller, collateralized by the securities that are the subject of the agreement. Repurchase agreements afford an opportunity for the Fund to earn a return on available cash at relatively low credit risk, although the Fund may be subject to various delays and risks of loss if the seller fails to meet its obligation to repurchase, including (a) possible declines in the value of the underlying security during the period while the Fund seeks to enforce its rights thereto,
(b) possible reduced levels of income and lack of access to income during this period and (c) possible inability to enforce rights and the expenses involved in enforcement or attempted enforcement. The Fund treats repurchase agreements maturing in more than seven days as illiquid securities. The Fund has a policy of not investing more than 15% of the Fund's net assets (taken at current value) in illiquid securities.

"YEAR 2000" MATTERS. Many of the services provided to the Fund depend on the smooth functioning of computer systems. Many systems in use today cannot distinguish between the year 1900 and the year 2000. Should any of the service systems fail to process information properly, such failure could have an adverse impact on the Fund's operations and services provided to shareholders. PSAM, the Sub-Adviser, the Distributor, the Administrator, the Transfer Agent, the Fund Accountant, the Custodian and certain other service providers to the Fund have reported that each expects to modify its systems, as necessary, prior to January 1, 2000 to address this so-called "year 2000 problem." However, there can be no assurance that the problem will be corrected in all respects and that the Fund's operations and services provided to shareholders will not be adversely affected.

MANAGEMENT. The Sub-Adviser has previous experience managing a mutual fund, but PSAM has not previously served as a mutual fund adviser.

--------------------------------------------------------------------------------
                             PORTFOLIO TRANSACTIONS
--------------------------------------------------------------------------------



Portfolio turnover considerations will not limit the Sub-Adviser's investment discretion in managing the Fund's assets. The Sub-Adviser anticipates that the Fund's portfolio turnover rates will vary significantly from time to time depending on the volatility of economic and market conditions, but will not ordinarily exceed 200% annually for each of the long and the short portfolios. This expected aggregate portfolio turnover rate of 400% for the Fund is higher than the portfolio turnover rate for many other mutual funds. The Sub-Adviser views the rate of portfolio turnover as indicative of many market inefficiencies, or opportunities. High portfolio turnover may involve higher costs and higher levels of taxable gains.


The Sub-Adviser selects brokers and dealers to execute portfolio transactions for the Fund. In selecting brokers the Sub-Adviser may consider research and brokerage services furnished to it, and may cause the Fund to pay higher commissions in recognition of the provision of these services. Subject to seeking best price and execution, the Sub-Adviser may allocate Fund portfolio transactions to brokers or dealers whose customers have invested in the Trust.

--------------------------------------------------------------------------------
                  PERFORMANCE INFORMATION OF THE SUB-ADVISER
--------------------------------------------------------------------------------

The table below presents information about the investment performance of all the discretionary, fee-paying accounts managed by FAMCO with investment objectives, policies and strategies substantially similar to that of the Fund (the "Accounts"). The investment performance is shown for the period from June 1, 1995, the date FAMCO began managing the Accounts, to March 31, 1998, on an annual return basis, with returns for periods of less than one year not annualized, and on an average annual return and cumulative return basis. During the entire period FAMCO has managed the Accounts, John L. Dorian, the individual responsible for the day-to-day portfolio management of the Fund, has been the portfolio manager of the Accounts.


     The gross investment performance for the Accounts has been examined by Deloitte & Touche LLP in accordance with standards established by the American Institute of Certified Public Accountants, for use in connection with the registration statement of the Trust under the Securities Act of 1933, as amended (the "Securities Act"). The gross investment performance has been computed in accordance with the Performance Presentation Standards established by the Association for Investment Management and Research. The gross investment performance represents total return, assuming reinvestment of all dividends and proceeds from capital transactions. The method for calculating performance produces a different result than if the performance information were calculated using the SEC's method for calculating the total return of a mutual fund. In the table below, the gross investment performance has been adjusted for estimated net fees and expenses, before waivers and reimbursements, of each of the Institutional Shares and the Investor Shares of the Fund. The performance information shown reflecting adjustment for the estimated net fees and expenses of the Investor Shares does not reflect the deduction of the sales charge applicable to such shares. If the sales charge were applied, the returns would be lower than that shown below. Deloitte & Touche LLP has not examined the net investment performance presented below.


THE INFORMATION PROVIDED BELOW DOES NOT REPRESENT THE PERFORMANCE OF THE FUND, WHICH IS NEWLY-ORGANIZED AND HAS NO PERFORMANCE RECORD OF ITS OWN. THE FOLLOWING PERFORMANCE INFORMATION SHOULD NOT BE CONSIDERED A PREDICTION OF FUTURE PERFORMANCE OF THE FUND. THE FUND'S PERFORMANCE MAY BE HIGHER OR LOWER THAN THAT SHOWN BELOW.


--------------------------------------------------------------------------------
                                                  ACCOUNTS(%)
                               Net of Institutional         Net of Investor
Annual Returns               Shares Fees and Expenses   Shares Fees and Expenses
--------------------------------------------------------------------------------
1/1/98 - 3/31/98                      (3.64)                    (3.82)
1997                                  20.81                     19.91
1996                                  25.28                     24.34
6/1/95*-12/31/95                       5.02                      4.56
--------------------------------------------------------------------------------
Average Annual Returns through 3/31/98
--------------------------------------------------------------------------------
1 Year                                12.16                     11.32
Since 6/1/95*                         16.24                     15.37
--------------------------------------------------------------------------------
Cumulative Returns through 3/31/98
--------------------------------------------------------------------------------
1 Year                                12.16                     11.32
Since 6/1/95*                         53.15                     49.93
--------------------------------------------------------------------------------


* 6/1/95 is the date FAMCO began managing the Accounts.

The Fund's expenses, timing of purchases and sales of portfolio securities, availability of cash flows, and brokerage commissions are all reasons that might cause performance results of the Fund to vary from the Accounts. In addition, the Accounts are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended (the "1940 Act") or the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, the performance results of the Accounts could have been less favorable had the Accounts been subject to these requirements, restrictions and limitations.

--------------------------------------------------------------------------------
                             MANAGEMENT OF THE FUND
--------------------------------------------------------------------------------

PSAM is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. The Fund's investment portfolio is managed on a day-to-day basis by the Sub-Adviser, under the general oversight of PSAM and the Trust's Board of Trustees. PSAM monitors and evaluates the Sub-Adviser to help assure it is managing the Fund consistently with the Fund's investment objective and restrictions and applicable laws and guidelines. PSAM does not, however, determine what investments will be purchased or sold for the Fund.

PSAM, One Yesler Building, Suite 200, Seattle, Washington, was organized in 1998 as a Washington limited liability company. PSAM offers innovative investment products to financial intermediaries. PSAM's principal has been in the investment management business since 1983, however, PSAM has no prior experience managing mutual funds. Zwick Financial Corp. Profit Sharing Trust, a profit sharing plan, owns more than 25% of the voting interests of PSAM and therefore is regarded to control PSAM for purposes of the 1940 Act.

FAMCO, 8112 Maryland Avenue, Suite 310, Clayton, Missouri, was organized in 1994 as a Missouri corporation and, in addition to serving as the Fund's sub-adviser, currently serves as an investment adviser to another mutual fund and to taxable and tax-exempt accounts. Charles Walbrant, FAMCO's President, owns 100% of the voting interests of FAMCO and therefore is regarded to control FAMCO for purposes of the 1940 Act. John L. Dorian has day-to-day responsibility for managing the Fund's portfolio. Mr. Dorian has served as Chief Investment Officer-Equities of FAMCO since May, 1995. From May, 1990 to May, 1995, Mr. Dorian was a Managing Director-Equity Portfolio Manager at First Quadrant Corp.

--------------------------------------------------------------------------------
                               PLAIN ENGLISH ABOUT
                             THE FUND'S SUB-ADVISER
FAMCO provides investment advisory services to many institutional clients. As of March 31, 1998, FAMCO managed over $3 billion in assets. The individual who manages the Fund is John L. Dorian, Chief Investment Officer-Equities of FAMCO. Mr. Dorian has 17 years experience managing investment portfolios and 10 years experience managing assets using a market neutral strategy. Mr. Dorian has a B.S., M.S. and M.B.A. from Florida State University, Tallahassee, Florida.
--------------------------------------------------------------------------------

The Trust intends to apply for an exemptive order from the SEC to permit PSAM, subject to the approval of the Trust's Board of Trustees and certain other conditions, to enter into sub-advisory agreements with sub-advisers other than the current sub-adviser of the Fund without obtaining shareholder approval. The exemptive request will also seek to permit, without obtaining shareholder approval, the terms of an existing sub-advisory agreement to be changed or the employment of an existing sub-adviser to be continued after events that would otherwise cause an automatic termination of a sub-advisory agreement, if such changes or continuation are approved by the Trust's Board of Trustees. There is no assurance that the SEC will issue the exemptive order. This Prospectus would be revised and the shareholders notified if the sub-adviser of the Fund is changed or a new sub-adviser is added.

ADVISORY AND SUB-ADVISORY FEES AND OTHER EXPENSES

The Fund has agreed to pay PSAM a management fee at the annual percentage rate of 2.00% of the Fund's average daily net assets. PSAM has voluntarily agreed, however, to reduce the annual rate of its fee with respect to the Fund to 1.75% of the Fund's average daily net assets. PSAM may terminate this voluntary agreement at any time. PSAM pays FAMCO a sub-advisory fee at the annual percentage rate of 1.50% of the Fund's average daily net assets.

In addition to the investment advisory fee, the Fund pays all expenses not expressly assumed by PSAM, including taxes, brokerage commissions, fees and expenses of registering and qualifying the Fund's shares under federal and state securities laws, fees of the Fund's custodian, transfer agent, independent accountants and legal counsel, expenses of shareholders' and trustees' meetings, expenses of preparing, printing and mailing prospectuses to existing shareholders and fees of trustees who are not directors, officers or employees of PSAM.

ADMINISTRATOR, TRANSFER AGENT AND CUSTODIAN

BISYS Fund Services Ohio, Inc. (the "Administrator"), a wholly-owned subsidiary of The BISYS Group, Inc., serves as the Trust's administrator and generally assists the Trust in all aspects of its administration and operation. As compensation for its administrative services, the Administrator receives a monthly fee based upon an annual percentage rate of 0.15% of the average daily net assets of the Trust.

BISYS Fund Services, Inc. (the "Transfer Agent") has entered into an agreement with the Trust for the provision of transfer agency services and dividend disbursing services for the Trust. As compensation for its transfer agency services and dividend disbursing services, the Transfer Agent receives $20,000 per year as a base fee plus (i) $10,000 per year for each class after the initial class and (ii) $25 per year per shareholder. The principal business address of the Transfer Agent is 3435 Stelzer Road, Columbus, Ohio 43219.

Custodial Trust Company (the "Custodian") serves as the custodian of the assets of the Fund. The principal address of the Custodian is 101 Carnegie Center, Princeton, New Jersey 08540.

DISTRIBUTOR

Institutional and Investor Shares of the Fund are sold on a continuous basis by BISYS Fund Services, L.P., the Trust's distributor (the "Distributor").

Solely for the purpose of compensating the Distributor for services and expenses primarily intended to result in the sale of Investor Shares, such shares are subject to an annual distribution fee of up to 0.50% of the average daily net assets attributable to such shares in accordance with a Distribution Plan (the "Distribution Plan") adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act. Currently, the Fund pays the Distributor an annual distribution fee of 0.25% of the Fund's average daily net assets attributable to Investor Shares. Activities which the Distributor may pay for using is revenues under the Distribution Plan include (but are not limited to) the development and implementation of direct mail promotions and advertising for sales of Investor Shares, the preparation, printing and distribution of prospectuses for the Fund to recipients other than existing shareholders, and payments to wholesalers of Investor Shares. The Distribution Plan is of the type known as a "compensation" plan. This means that, although the Trustees of the Trust are expected to take into account the expenses of the Distributor in their periodic review of the Distribution Plan, the fees are payable to compensate the Distributor for services rendered even if the amount paid exceeds the Distributor's expenses.

SHAREHOLDER SERVICING AGENTS

The Distributor may also provide (or arrange for another intermediary or agent to provide) certain additional services to Investor Shares' shareholders of the Fund (the Distributor or such entity is referred to as a "Servicing Agent" in such capacity). Such services may include transfer agent and sub-transfer agent services, accounting services, personal and/or account maintenance services and other administrative and recordkeeping services to both record owners and non-record owners of Investor Shares. A Servicing Agent will be paid some or all of the shareholder servicing fees charged with respect to Investor Shares pursuant to a Shareholder Servicing Plan for such shares (the "Shareholder Servicing Plan"). For the services provided, the Shareholder Servicing Plan permits the Fund to pay annual fees of up to 0.25% of the average daily net asset value of Investor Shares for which such Servicing Agents provide services for the benefit of customers.


--------------------------------------------------------------------------------
                        INSTITUTIONAL AND INVESTOR SHARES
--------------------------------------------------------------------------------

The Fund offers two classes of shares to investors. The two classes of shares are Institutional Shares and Investor Shares. The following table sets forth basic investment and fee information for each class.




                           Minimum                                    Annual                  Annual
                             Fund            Subsequent        Shareholder Servicing       Distribution
Name of Class            Investment*        Investments*               Fee                      Fee
-------------            -----------        ------------               ---                      ---
Institutional           $ 1 million         $     10,000               None                     None
Investor                $     2,500         $        250               0.25%                    0.25%**

-------------------------
* Certain exceptions apply. See "Institutional Shares" and "Investor Shares" below.

** With fee waiver.

The offering price of Fund shares is based on the net asset value per share next determined after an order is received. See "Share Price", "How to Purchase Shares" and "How to Redeem Shares."

 INSTITUTIONAL SHARES

Institutional Shares may be purchased by individuals, endowments, foundations, Taft-Hartley plans and plan sponsors of 401(a), 401(k), 457 and 403(b) plans and by certain other entities that PSAM permits to purchase Institutional Shares, which decision shall be at the sole discretion of PSAM. In order to be eligible to purchase Institutional Shares, an institution, plan or individual must make an initial investment of at least $1,000,000 in the Fund. In its sole discretion, PSAM may waive this minimum investment requirement and PSAM intends to do so for officers and affiliates of PSAM, for the spouse, parents, children, siblings, grandparents and grandchildren of such officers and affiliates, for employees of the Sub-Adviser, the Administrator and the Distributor and for Trustees of the Trust and their spouses. Institutional Shares are sold without any initial or deferred sales charges and are not subject to any ongoing distribution expenses or shareholder servicing fees.

INVESTOR SHARES

Investor Shares may be purchased by individuals, financial institutions, other financial intermediaries and certain individual retirement accounts. In order to be eligible to purchase Investor Shares, an eligible investor must make an initial investment of at least $2,500 in the Fund. Certain exceptions apply to this minimum investment requirement, such as for IRAs and custodial accounts for minors. In addition, PSAM may, in its sole discretion, waive the minimum investment requirement for any potential investors. Investor Shares are subject to an annual shareholder servicing fee equal to an amount of up to 0.25% of the average daily net assets attributable to Investor Shares, an annual distribution fee equal to an amount of up to 0.50% (currently this fee has been voluntarily reduced by the Distributor to 0.25%) of the average daily net assets attributable to Investor Shares and a sales charge to the net asset value of the shares being purchased, unless such sales charge is waived by PSAM. As described above, the Distribution Plan for Investor Shares permits an annual distribution fee of up to 0.50% of the Fund's average daily net assets attributable to Investor Shares.

GENERAL

As described above, shares of the Fund may be sold to corporations or other institutions such as trusts, foundations or broker-dealers purchasing for the accounts of others ("Shareholder Organizations"). Investors purchasing and redeeming shares of the Fund through a Shareholder Organization may be charged a transaction-based fee or other fee for the services provided by the Shareholder Organization. Each such Shareholder Organization is responsible for transmitting to its customers a schedule of any such fees and information regarding any additional or different conditions regarding purchases and redemptions of Fund shares. Customers of Shareholder Organizations should read this Prospectus in light of the terms governing accounts with their particular organization.


--------------------------------------------------------------------------------
                             HOW TO PURCHASE SHARES
--------------------------------------------------------------------------------

You may make an initial purchase of shares of the Fund by sending a completed application form and payment to:

        Puget Sound Alternative Investment Series Trust
        P.O. Box 182304
        Columbus, OH 43218-2304


The minimum initial investment to purchase the Fund's Institutional Shares is $1,000,000, and subsequent investments must be $10,000. The minimum initial investment to purchase the Fund's Investor Shares is $2,500 for regular accounts and $1,000 for IRAs and custodial accounts for minors. Subsequent investments must be at least $50. The minimum investment amount for both Institutional and Investor Shares may be waived by PSAM, in its sole discretion. See "Shareholder Services" below for further information about minimum investments in certain other circumstances.

Upon acceptance of your order, the Fund's shareholder servicing agent will open an account for you, apply the payment to the purchase of full and fractional Fund shares and mail a statement of account confirming the transaction.

After an account has been established, you may send subsequent investments at any time directly to the Fund at the above address. The remittance must be accompanied by either the account identification slip detached from a statement of account or a note containing sufficient information to identify the account, i.e., the Fund name, your account name or your name and social security number.

Subsequent investments can also be made by federal funds wire. To purchase shares by wire, call toll free 1-877-77-PUGET (1-877-777-8438) to obtain instructions regarding the bank account number into which the funds should be wired and other pertinent information.

Certificates will not be issued for shares. The Fund reserves the right to reject any purchase order for any reason which the Fund in its sole discretion deems appropriate. Although the Fund does not anticipate that it will do so, it reserves the right to suspend or change the terms of the offering of its shares.


Except for the broker-dealer transaction-based or other fees described in the next paragraph, the price you pay for Institutional Shares will be the per share net asset value next calculated after a proper investment order is received by the Fund or an authorized broker-dealer of the Fund or any such broker-dealer's authorized designee, and the price you pay for Investor Shares will be the per share net asset value next calculated after a proper investment order is received by the Fund or an authorized broker-dealer of the Fund or any such broker-dealer's authorized designee, plus any applicable sales charge. The net asset value of the Fund's shares is calculated once daily as of the close of regular trading on the New York Stock Exchange on each day the Exchange is open for trading. See "Share Price." Portfolio securities are valued at their market value as more fully described in the SAI.



The Fund may accept telephone orders from broker-dealers, and other intermediaries designated by such broker-dealers, who have been previously approved by the Distributor. The Fund will be deemed to have received a purchase order when an approved broker-dealer or its authorized designee accepts such order. It is the responsibility of such broker-dealers to promptly forward purchase or redemption orders to the Fund. In addition to any sales charge, broker-dealers may charge the investor a transaction-based fee or other fee for their services at either the time of purchase or the time of redemption. Such fees may vary among broker-dealers but in all cases will be retained by the broker-dealers and not remitted to the Fund, PSAM or the Sub-Adviser.


SALES CHARGES

Institutional Shares are offered to the public at net asset value. Investor Shares are offered at public offering prices determined by adding the following sales charges to the net asset value of the shares being purchased. On each purchase, the net asset value is invested in the Fund and the sales charge is paid to the Distributor. The Distributor reallows a portion of the sales charge to the dealer responsible for your order, as shown in the following table.

                                    Sales Charge              Sales Charge                Dealer Reallowance
                                    as a % of Public          as a % of Net                as a % of Public
Amount of Purchase ($)              Offering Price            Amount Invested               Offering Price
----------------------              --------------            ---------------               --------------
Up to 100,000                           3.00                      3.09                              2.70
Over 100,000 and up to 250,000          2.50                      2.56                              2.25
Over 250,000 and up to 500,000          2.00                      2.04                              1.80
Over 500,000 and up to 1,000,000        1.00                      1.01                              0.90
Over 1,000,000                          0.00                      0.00                              0.00


REDUCED SALES CHARGES (INVESTOR SHARES ONLY)

Amounts Redeemed From Other Mutual Funds

No sales charge applies on amounts invested in the Fund that represent the proceeds of an investor's redemption, within the 30 days immediately preceding investment in the Fund, of shares of another mutual fund on which the investor paid a front-end sales charge equal to or greater than the amount required. To qualify for this arrangement, the investor must furnish a broker's confirmation statement (or other documentation satisfactory to the Fund) showing the payment of the sales charge. This arrangement is not available if the investor paid a contingent deferred sales charge on the redemption.

Letter Of Intent

An investor may obtain a reduced sales charge by means of a written Letter of Intent that expresses the intention of such investor to invest a certain amount in shares of the Fund within a period of 13 months. Each purchase of shares under a Letter of Intent will be made at the public offering price plus the sales charge applicable at the time of such purchase to a single transaction of the total dollar amount indicated in the Letter of Intent. The 13-month period during which the Letter of Intent is in effect will begin on the date of the earliest purchase to be included. Five percent of all investments made by a shareholder under a Letter of Intent will be held in escrow for the period of the Letter. If the investor does not fulfill the Letter of Intent, the amount of the sales charge that would apply in the absence of the Letter will be paid to the Distributor out of the escrowed portion of the shareholder's account. The Letter of Intent program may be modified or eliminated at any time or from time to time by the Fund without notice.

Rights Of Accumulation

Pursuant to rights of accumulation, a shareholder may combine a current purchase of shares of the Fund with prior purchases of shares of the Fund. The public offering price applicable to a purchase of shares is based on the sum of (i) the shareholder's current purchase of shares of the Fund and (ii) the then current net asset value of the shareholder's holdings of shares of the Fund.

Purchase By Certain Investors

No sales charge applies in certain instances.

         o Shares of the Fund may be purchased at net asset value by investment advisers, financial planners or other intermediaries who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services; clients of such investment advisers, financial planners or other intermediaries who place trades for their own accounts if the accounts are linked to the master account of such investment adviser, financial planner or other intermediary on the books and records of the broker or agent; and retirement and deferred compensation plans and trusts used to fund those plans, including, but not limited to, those defined in Section 401(a), 401(k), 403(b) or 457 of the Code and rabbi trusts. Investors may be charged a fee if they effect transactions through a broker or agent.

         o There is no sales charge or initial investment minimum related to investments by certain current and retired employees of PSAM, the Sub-Adviser, the Distributor or the Administrator; current and former Trustees of the Trust; registered representatives of broker-dealers that have selling arrangements with the Distributor or the Administrator; the spouse, parents, children, siblings, grandparents or grandchildren of the persons listed above; and any trust, pension, profit sharing or other benefit plan for any of the foregoing persons.

         o Shares of the Fund are available at net asset value for investments by accounts of bank trust departments or trust companies.

         o Shares of the Fund are available at net asset value for investments in participant-directed 401(a) and 401(k) plans that have 50 or more eligible employees.

         o Shares of the Fund also may be purchased at net asset value through certain broker-dealers and/or financial services organizations without any transaction fee. Such organizations may receive compensation, in an amount of up to 0.35% annually of the average value of the Fund shares held by their customers. This compensation may be paid by PSAM and/or the Sub-Adviser out of their own assets, or may be paid indirectly by the Fund in the form of servicing, distribution or transfer agent fees.

The reduction or elimination of the sales charge in connection with sales described above reflects the absence or reduction of sales expenses associated with such sales. For more information on these reductions or waivers, please call toll free 1-877-77-PUGET (1-877-777-8438).


--------------------------------------------------------------------------------
                              SHAREHOLDER SERVICES
--------------------------------------------------------------------------------


The Fund offers the following shareholder services which are more fully described in the SAI. Explanations and forms are available from the Fund.

SYSTEMATIC WITHDRAWAL PLAN. If the value of your account is at least $5,000, you may have periodic cash withdrawals automatically paid to you or any person you designate.


AUTOMATIC INVESTMENT PLAN. Voluntary monthly investments of at least $50 may be made automatically by pre-authorized withdrawals from your checking account.


RETIREMENT PLANS. The Fund's shares may be purchased by all types of tax-deferred retirement plans. The Fund makes available retirement plan forms for IRAs.

--------------------------------------------------------------------------------
                              HOW TO REDEEM SHARES
--------------------------------------------------------------------------------

You can redeem your shares by sending a written request to Puget Sound Alternative Investment Series Trust, P.O. Box 182304, Columbus, Ohio 43218-2304.

The request must include the name of the Fund, your account number, the exact name(s) in which your shares are registered, and the number of shares or the dollar amount to be redeemed. All owners of the shares must sign the request in the exact names in which the shares are registered (this appears on your confirmation statement) and should indicate any special capacity in which they are signing (such as trustee or custodian or on behalf of a partnership, corporation or other entity).

If you are redeeming shares worth more than $10,000, or requesting that the proceeds check be made out to someone other than the registered owner(s), or be sent to an address other than your record address, you must have your signature guaranteed by an eligible guarantor. Eligible guarantors include commercial banks, trust companies, savings associations, credit unions and brokerage firms that are members of domestic securities exchanges. Before submitting your redemption request, you should verify with the guarantor institution that it is an eligible guarantor. Signature guarantees by notaries public are not acceptable.

You may also redeem your shares by calling toll free 1-877-77-PUGET (1-877-777-8438). When you telephone a redemption request, the proceeds are wired to the bank account previously chosen by you. A telephone redemption request must be received by the Fund prior to the close of regular trading on the New York Stock Exchange. If you telephone your request to the Fund after the New York Stock Exchange closes or on a day when the New York Stock Exchange is not open for business, the Fund cannot accept your request and a new request will be necessary. The Trust, the Transfer Agent and the Custodian are not responsible for the authenticity of withdrawal instructions received by telephone. Reasonable procedures will be adopted to verify that telephone instructions are genuine.

You may select the telephone redemption service when you fill out your initial application or you may select it later by completing a Service Option Form (with a signature guarantee), available from the Fund. If you decide to change the bank account to which proceeds are to be wired, you must send in this change on the Service Option Form with a signature guarantee. Telephonic redemptions may be made only if your bank is a member of the Federal Reserve System or has a correspondent bank that is a member of the System. If your account is with a savings bank, it must have only one correspondent bank that is a member of the System. In times of heavy market activity, a shareholder who encounters difficulty in placing a redemption or exchange order by telephone may wish to place the order by mail as described above.

The redemption price will be the net asset value per share next determined after the redemption request and any necessary special documentation are received by the Fund in proper form. See "Share Price."

Proceeds resulting from a written redemption request will normally be mailed to you within seven days after receipt of your request, if it is in good order. Telephonic redemption proceeds will normally be wired to your bank on the first business day following receipt of a proper redemption request. If you purchased your shares by check and your check was deposited less than 10 days prior to the redemption request, the Fund may withhold redemption proceeds until your check has cleared, which may take up to 10 days from the purchase date.

The Fund may suspend the right of redemption and may postpone redemptions for more than seven days when the New York Stock Exchange is closed for other than weekends or holidays, or if permitted by the rules of the SEC when trading on the New York Stock Exchange is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period permitted by the SEC for the protection of investors.

If the value of your account with the Fund falls below a minimum amount set by the Board of Trustees of the Trust (currently $2,500), the Fund may close your account and send you the balance. The Fund will notify you at least 60 days before closing your account, to give you time to purchase additional shares to bring your account value above the minimum. Accounts will not be closed solely because the value of shares has fallen through market price movements.



--------------------------------------------------------------------------------
                                   SHARE PRICE
--------------------------------------------------------------------------------


The Fund's share price, called its net asset value, is calculated each business day as of the close of regular trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange. Net asset value per share is computed by adding up the total value of the Fund's investments and other assets, subtracting any liabilities, or debts, and then dividing by the total number of Fund shares outstanding:

     Net Asset Value = Total Assets - Liabilities (attributable to each class)
                       -------------------------------------------------------
                       Number of Shares Outstanding (attributable to each class)

Daily net asset value, or NAV, is useful to you as a shareholder because the NAV, multiplied by the number of Fund shares you own, gives you the dollar amount you would have received had you sold all of your shares that day.



--------------------------------------------------------------------------------
                             DISTRIBUTIONS AND TAXES
--------------------------------------------------------------------------------


DISTRIBUTIONS

The Fund intends to declare distributions to shareholders out of any dividends or interest that the Fund has received at least annually, although it may do so more frequently as determined by the Board of Trustees of the Trust. The Fund intends to pay out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments and net short-term capital gains). The Fund also intends to distribute any net long-term capital gains at least annually. If you request redemption of all your shares at any time during a month, you will receive all declared dividends through the date of redemption together with the proceeds of the redemption.

Each shareholder's dividends and other distributions are reinvested in additional shares of the Fund at net asset value per share generally determined at the close of business on the ex-distribution date, unless the shareholder elects in writing to receive dividends and other distributions in cash.

If you own your Fund shares in a non-retirement account, the Fund will notify you each year of the amount and taxability of the Fund's dividends and distributions paid during the previous year (that is, the amount of dividends, capital gains, and any return of capital that you receive). You will also be notified of the amount, if any, of federal income taxes withheld from the distribution.

INCOME TAX CONSIDERATIONS

The Fund intends to qualify as a "regulated investment company" for federal income tax purposes and to meet all other requirements necessary for it to be relieved of federal taxes on income and gains it distributes to shareholders. The Fund will distribute substantially all of its ordinary income and capital gain net income on a current basis.

Generally, Fund distributions will be taxable to you as ordinary income to the extent derived from the Fund's investment income and net short-term capital gains (i.e., net gains from securities held for 12 months or less). Distributions designated by the Fund as deriving from net gains on securities held for more than 12 months but not more than 18 months and from net gains on securities held for more than 18 months will be taxable to you as such, regardless of how long you have held the shares. Distributions will be taxable as described above whether received in cash or in shares through the reinvestment of distributions.

Dividends and distributions on Fund shares are generally subject to federal income tax as described above to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund's net asset value reflects gains that are either unrealized, or realized but not distributed.

Early in each calendar year, the Fund will notify you of the amount and tax status of distributions paid to you for the preceding year.

Keep in mind that the tax information in this Prospectus is a summary of certain U.S. federal income tax consequences of investing in the Fund. You should consult your own tax adviser about the federal, foreign, state and local tax consequences of investing in, redeeming or exchanging shares of the Fund.


--------------------------------------------------------------------------------
                               GENERAL INFORMATION
--------------------------------------------------------------------------------


Puget Sound Market Neutral Portfolio is the first series of Puget Sound Alternative Investment Series Trust. The Trust is a diversified, open-end management investment company organized as a Massachusetts business trust on April 14, 1998. The Trust is authorized to issue an unlimited number of full and fractional shares of beneficial interest in multiple series. Currently, the Fund has two classes of shares, Institutional Shares and Investor Shares. Each share in the Fund has one vote, with fractional shares voting proportionally. All Trust shares entitled to vote will vote together irrespective of series or class unless the rights of a particular series or class would be adversely affected by the vote, in which case a separate vote of that series or class will be required to decide the question. Shares are freely transferable, are entitled to dividends as declared by the Trustees of the Trust, and, if the Fund were liquidated, would receive the net assets of the Fund. The Fund may suspend the sale of shares at any time and may refuse any order to purchase shares. The Trust does not generally hold regular shareholder meetings and will do so only when required by law. Shareholders may remove the Trustees of the Trust from office by votes cast at a shareholder meeting or by written consent.

On May 29, 1998, BISYS Fund Services Ohio, Inc. held more than 25% of the outstanding shares of the Fund and the Trust, and as a result, may be deemed to "control" the Fund and the Trust as that term is defined in the 1940 Act.

Shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the risk of a shareholder incurring financial loss on account of such liability is considered remote since it may arise only in very limited circumstances.

                               INVESTMENT ADVISER
                      Puget Sound Asset Management Co., LLC
                         One Yesler Building, Suite 200
                            Seattle, Washington 98104


                                   DISTRIBUTOR
                            BISYS Fund Services, L.P.
                                3435 Stelzer Road
                              Columbus, Ohio 43219

                                 TRANSFER AGENT
                            BISYS Fund Services, Inc.
                                3435 Stelzer Road
                              Columbus, Ohio 43219

                             INDEPENDENT ACCOUNTANTS
                              Deloitte & Touche LLP
                               50 Fremont Street
                        San Francisco, California 94105

                                  CUSTODIAN
                           Custodial Trust Company
                             101 Carnegie Center
                         Princeton, New Jersey 08540

                                LEGAL COUNSEL
                                 Ropes & Gray
                           One International Place
                         Boston, Massachusetts 02110

                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST

                              SUBJECT TO COMPLETION

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JUNE __, 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Statement of Additional Information shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Puget Sound Market Neutral Portfolio Prospectus dated June __, 1998, and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to Puget Sound Alternative Investment Series Trust, P.O. Box 182304, Columbus, OH 43218-2304, or calling toll free 1-877-77-PUGET (1-877-777-8438).

                                TABLE OF CONTENTS


INVESTMENT OBJECTIVE, POLICIES AND RESTRICTIONS...............................1

MANAGEMENT OF THE TRUST.......................................................4

OWNERSHIP OF SHARES OF THE FUND...............................................5

INVESTMENT ADVISORY AND OTHER SERVICES........................................6

PORTFOLIO TRANSACTIONS AND BROKERAGE.........................................10

DESCRIPTION OF THE TRUST.....................................................12

HOW TO BUY SHARES............................................................14

NET ASSET VALUE AND PUBLIC OFFERING PRICE....................................15

SHAREHOLDER SERVICES.........................................................15
         OPEN ACCOUNTS.......................................................15
         SYSTEMATIC WITHDRAWAL PLAN..........................................16
         IRAs................................................................16

REDEMPTIONS..................................................................17

INCOME DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS AND TAX STATUS.................18

PERFORMANCE INFORMATION......................................................21

EXPERTS......................................................................21

INDEPENDENT AUDITOR'S REPORT.................................................22

SPECIMEN PRICE MAKE-UP.......................................................24

APPENDIX A -- Publications That May Contain Fund Information................A-1

APPENDIX B -- Advertising and Promotional Literature........................B-1

                 INVESTMENT OBJECTIVE, POLICIES AND RESTRICTIONS

The investment objective and policies of Puget Sound Market Neutral Portfolio (the "Fund"), a series of Puget Sound Alternative Investment Series Trust (the "Trust"), are summarized in the Prospectus under "The Fund's Objective" and "Investment Strategy and Risks."

In addition, the following is an additional description of certain investments of the Fund.

SHORT SALES. The Fund will seek to realize additional gains through short sales. Short sales are transactions in which the Fund sells a security that it does not own, in anticipation of a decline in the value of that security relative to the long positions held by the Fund. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it in the market at or prior to the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to repay the lender any dividends or interest that accrue during the period of the loan. To borrow the security, the Fund may also be required to pay a premium, which would increase the cost of the security sold. The net proceeds of the short sale will be retained by the broker (or by the Trust's custodian in a special custody account),to the extent necessary to meet margin requirements, until the short position is closed out. The Fund will also incur transaction costs in effecting short sales.

The Fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date which the Fund replaces the borrowed security. The Fund will realize a gain if the security declines in price between those dates. The amount of any gain will be decreased, and the amount of loss increased, by the amount of the premium, dividends, interest, or expense the Fund may be required to pay in connection with a short sale. An increase in the value of a security sold short by the Fund over the price at which it was sold short will result in a loss to the Fund. There can be no assurance that the Fund will be able to close out the position at any particular time or at any acceptable price.

The staff of the Securities and Exchange Commission is of the opinion that a short sale involves the creation of a senior security and is, therefore, subject to the limitations of Section 18 of the Investment Company Act of 1940, as amended (the "1940 Act"). The staff has taken the position that in order to comply with the provisions of Section 18, the Fund must put in a segregated account (not with the broker) an amount of cash or securities equal to the difference between: (a) the market value of the securities sold short at the time they were sold short, and (b) any cash or securities required to be deposited as collateral with the broker in connection with the short sale (not including the proceeds from the short sale). In addition, until the Fund replaces the borrowed security, it must daily maintain the segregated account at such a level that the amount deposited in it plus the amount deposited with the broker as collateral will equal the current market value of the securities sold short.

MISCELLANEOUS INVESTMENT PRACTICES

PORTFOLIO TURNOVER. A change in securities held by the Fund is known as "portfolio turnover" and almost always involves the payment by the Fund of brokerage commissions or dealer markup and other transaction costs on the sale of the securities as well as the reinvestment of the proceeds in other securities. Portfolio turnover is not a limiting factor with respect to investment decisions. As disclosed in the Prospectus, high portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund, and could involve realization of capital gains that would be taxable when distributed to shareholders of the Fund. To the extent that portfolio turnover results in the realization of net short-term capital gains, such gains are ordinarily taxed to shareholders at ordinary income tax rates. See "Portfolio Transactions and Brokerage" and "Income Dividends, Capital Gains Distributions and Tax Status."

INVESTMENT RESTRICTIONS

In addition to its investment objective and policies set forth in the Prospectus, the following investment restrictions are fundamental policies of the Fund:

         The Fund will not:

                  (1) Borrow money in excess of 33 1/3% of the value (taken at the lower of cost or current value) of the Fund's total assets (not including the amount borrowed) at the time the borrowing is made. Short sales and related borrowings of securities are not subject to this restriction.

                  (2) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under certain federal securities laws.

                  (3) Purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate, and securities which represent interests in real estate, and it may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

                  (4) Purchase securities (other than securities of the U.S. government, its agencies or instrumentalities) if, as a result of such purchase, more than 25% of the Fund's total assets would be invested in any one industry.

                  (5) Purchase or sell commodities or commodity contracts, except that the Fund may purchase and sell stock index and other financial futures contracts and options, and may enter into swap agreements, foreign exchange contracts and other financial transactions not involving physical commodities.

                  (6) Make loans, except by purchase of debt obligations, by entering into repurchase agreements, or by lending its portfolio securities.

                  (7) Issue any class of securities which is senior to the Fund's shares of beneficial interest. (For the purpose of this restriction none of the following is deemed to be a senior security: any borrowing permitted by restriction (1) above; any pledge or other encumbrance of assets; short sales; any collateral arrangements with respect to short sales, swaps, options, future contracts and options on future contracts and with respect to initial and variation margin; and the purchase or sale of options, future contracts or options on future contracts.)

Notwithstanding the latitude permitted by Restrictions 1, and 5 above and Restrictions (g) and (h) below, the Fund has no current intention of (a) borrowing money except (i) as a temporary measure to facilitate the meeting of redemption requests (not for leverage) which might otherwise require the untimely disposition of portfolio investments or (ii) for extraordinary or emergency purposes or (b) purchasing interest rate futures.

In addition to the foregoing fundamental investment restrictions, it is contrary to the Fund's present policy, which may be changed without shareholder approval, to:

         (a) Invest in warrants or rights (other than warrants or rights acquired by the Fund as a part of a unit or attached to securities at the time of purchase).

         (b) Write, purchase or sell options on particular securities (as opposed to market indices).

         (c) Buy or sell oil, gas or other mineral leases, rights or royalty contracts.

         (d) Make investments for the purpose of exercising control of a company's management.

         (e) Purchase or sell futures contracts or options thereon.

         (f) Invest in (i) securities which at the time of investment are not readily marketable, (ii) securities restricted as to resale (excluding securities determined by the trustees of the Trust (the "Trustees") (or the person designated by the Trustees to make such determinations) to be readily marketable) and (iii) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the Fund's net assets (taken at current value) would then be invested in (i), (ii) and (iii) above.

         (g) Pledge, hypothecate, mortgage or otherwise encumber any of its assets, except that the Fund may pledge assets having a value not exceeding 10% of its total assets (taken at cost) to secure borrowings permitted by fundamental restriction (1) above. (For the purposes of this restriction, collateral arrangements with respect to options, short sales, stock index, interest rate, currency or other futures, options on futures contracts and collateral arrangements with respect to initial and variation margin are not deemed to be a pledge or other encumbrance of assets. Collateral arrangements with respect to swaps and other derivatives are also not deemed to be a pledge or other encumbrance of assets.)

         (h) Purchase securities on margin, except such short-term credits as may be necessary for the clearance of purchases and sales of securities. (For this purpose, the deposit or payment of initial or variation margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.)

         (i) Make short sales of securities or maintain a short position, if, when added together, more than 100% of the value of the Fund's net assets would be (i) deposited as collateral for the obligation to replace securities borrowed to effect short sales, and (ii) allocated to segregated accounts in connection with short sales. Short sales "against the box" are not subject to this limitation.

         (j) Invest in securities of other investment companies, except to the extent permitted by the 1940 Act, or by exemptive order issued by the Securities and Exchange Commission.

The investment policies of the Fund set forth in the Prospectus and in this Statement of Additional Information may be changed by PSAM subject to review and approval by the Board of Trustees of the Trust (the "Board of Trustees"), without shareholder approval, except that any Fund policy explicitly identified as "fundamental" may not be changed without the approval of the holders of a majority of the outstanding shares of the Fund (which in the Prospectus and this Statement of Additional Information means the lesser of (i) 67% of the shares of the Fund represented at a meeting at which 50% or more of the outstanding shares are represented or (ii) more than 50% of the outstanding shares).


                             MANAGEMENT OF THE TRUST

         The Board of Trustees is responsible for the overall supervision of the operations of the Fund. The Trustees can perform the duties imposed on them by the 1940 Act and the Massachusetts General laws. In addition to their other duties, the Trustees appoint the officers of the Fund annually and approve the selection and termination of the Fund's sub-advisers.

The Trustees and officers of the Trust, their ages, addresses and principal occupations during the past five years are as follows (an asterisk indicates a Trustee who is an "interested person" of the Trust as defined in the 1940 Act):

*MARGARET M. TOWLE (49) --- CHAIRMAN OF THE BOARD OF TRUSTEES, TRUSTEE AND PRESIDENT. Chief Executive Officer, Chief Investment Officer and Portfolio Manager of PSAM since February, 1998; self-employed investment advisory consultant since October, 1997; formerly Chairman, Chief Executive Officer, Director and Secretary of Towle Associates, Inc., an international investment advisory firm, from October, 1991 to September, 1997. Ph.D. in political economy and public finance from the University of Washington in 1982 and M.A. in public administration from the University of Washington in 1976.



*IRIMGA MCKAY (38) --- TRUSTEE AND VICE PRESIDENT. 1230 Columbia Street, San Diego, California 92101. Senior Vice President of BISYS Fund Services, L.P. since November, 1994; formerly Senior Vice President of Concord Financial Group from 1988 to 1992.



GREG MADDOX (30) --- VICE PRESIDENT. 1230 Columbia Street, San Diego, California 92101. Vice President of BISYS Fund Services Ohio, Inc. since June, 1997; formerly Director at BISYS Fund Services Ohio, Inc. from April, 1991 to June, 1997.




BRYAN HAFT (33) --- VICE PRESIDENT AND SECRETARY. 3435 Stelzer Road, Columbus, Ohio 43219. Registration and Compliance Officer at BISYS Fund Services Ohio, Inc. since November, 1991.



PAUL T. KANE (41) --- TREASURER. 3435 Stelzer Road, Columbus, Ohio 43219. Vice President of the Tax and Financial Services Division of BISYS Fund Services Ohio, Inc. since December, 1997; formerly Director of the Shareholder Reporting Division of Fidelity Service Company from March, 1985 to December, 1997.



MARY BECHMANN (40) --- TRUSTEE. 13416 Middle Fork Lane, Los Altos Hills, California 94022; Self-employed private investor since June, 1996; formerly Managing Director at Baccharis Capital, a private equity fund, from June, 1992 to June, 1996. M.B.A. from Stanford University in 1985.



JOHN W. PEAVY III (53) --- TRUSTEE. 8214 Westchester, Suite 910, Dallas, Texas 75225; President of Peavy Financial Services, Inc. since March, 1982; formerly Chairman of the Board of Directors and Chief Investment Officer of Founders Trust Company from April, 1993 to May, 1998. Ph.D. in finance from the University of Texas at Arlington in 1978; M.B.A. from the Wharton School at the University of Pennsylvania in 1968.



JOSEPH C. PELLEGRINO (56) --- TRUSTEE. 1501 Alcoa Building, Pittsburgh, Pennsylvania 15219; Vice President - Pension Fund Investments and Analysis at Aluminum Company of America since August, 1991. Doctor of Jurisprudence degree from Duquesne University in 1984; Ph.D. in finance from Northwestern University in 1972 and M.B.A. from the University of Pittsburgh in 1966.


The address of each Trustee and officer of the Trust affiliated with PSAM is One Yesler Building, Suite 200, Seattle, Washington 98104.


The Trust pays no compensation to its officers or to the Trustees listed above who are officers or employees of PSAM or BISYS Fund Services Ohio, Inc. Each Trustee who is not an officer or employee of PSAM or BISYS Fund Services Ohio, Inc. is compensated at the rate of $5,000 per annum. The Trust provides no pension or retirement benefits to its Trustees, but has adopted a deferred payment arrangement under which each Trustee who is to receive fees from the Trust may elect not to receive such fees from the Trust on a current basis but to receive in a subsequent period an amount equal to the value that such fees would have if they had been invested in the Fund on the normal payment date for such fees. As a result of this method of calculating the deferred payments, the Fund, upon making the deferred payments, will be in the same financial position as if the fees had been paid on the normal payment dates.


         The following table estimates the amount of compensation to be paid (or deferred in lieu of current payment) by the Trust during its fiscal year ending May 30th to the persons who are to serve as Trustees during such period:


                              AGGREGATE             TOTAL COMPENSATION
                            COMPENSATION              FROM TRUST AND
PERSON                       FROM TRUST                FUND COMPLEX*
------                       ----------                -------------
Margaret M. Towle              $    0                     $    0
Irimga McKay                   $    0                     $    0
Mary Bechmann                  $5,000                     $5,000
John W. Peavy III              $5,000                     $5,000
Joseph C. Pellegrino           $5,000                     $5,000


* No Trustee receives any compensation from any mutual fund affiliated with PSAM other than the Trust.


                         OWNERSHIP OF SHARES OF THE FUND


        As of May 29, 1998, BISYS Fund Services Ohio, Inc., an Ohio corporation and a wholly-owned subsidiary of The BISYS Group, Inc., owned of record and beneficially 100% of the Investor Shares and Institutional Shares of the Fund as a result of its investment of $100,000 "seed capital" in the Fund, and therefore, may be deemed to "control" the Fund as that term is defined in the 1940 Act. The address of BISYS Fund Services Ohio, Inc., is 3435 Stelzer Road, Columbus, Ohio 43219.

         As of May 29, 1998, the Trustees and officers of the Trust beneficially owned as a group no outstanding shares of the Fund.


                     INVESTMENT ADVISORY AND OTHER SERVICES

BACKGROUND

         As described in the Prospectus, the Fund is governed by the Board of Trustees, who are generally responsible for the broad supervision and overall direction of the Fund. The Fund has engaged PSAM, as the investment adviser of the Fund. The assets of the Fund are managed on a day-to-day basis by Fiduciary Asset Management Co. ("FAMCO" or the "Sub-Adviser"), the Fund's sub-adviser, under the general oversight of PSAM and the Board of Trustees.

         If the Fund in the future has multiple sub-advisers, then PSAM will allocate assets of the Fund between the then current sub-advisers based on continuing qualitative and quantitative assessment of the sub-advisers' skills in managing assets.

         The Sub-Adviser has discretion, subject to oversight by the Board of Trustees and PSAM, to purchase and sell portfolio assets consistent with the objective and policies set forth in its sub-advisory agreement with PSAM and established for it by PSAM. PSAM is paid a management fee by the Fund for its services, and a certain portion of that management fee (as set forth below) is forwarded to the Sub-Adviser as compensation for its services.

INVESTMENT ADVISER AND SUB-ADVISER

         Under a separate investment advisory agreement with the Fund, PSAM provides investment advice for, and supervises the investment programs of, the Fund. In this capacity, PSAM, subject to the authority of the Board of Trustees, is responsible for the overall management of the Fund's business affairs.

         PSAM, located at One Yesler Building, Suite 200, Seattle, Washington 98104, is an independently-owned investment adviser. The principal of PSAM, Margaret M. Towle, has over 16 years experience in the investment management, brokerage and consulting business. PSAM is presently owned by Margaret M. Towle and Zwick Financial Corp. Profit Sharing Trust. Zwick Financial Corp. Profit Sharing Trust owns more than 25% of the voting interests of PSAM and therefore is regarded to control PSAM for purposes of the 1940 Act.

         FAMCO, located at 8112 Maryland Ave., Suite 310, Clayton, Missouri, was formed in June, 1994, and is currently 100% owned by Charles D. Walbrandt, the President of FAMCO. As of June 1, 1998, FAMCO had managed over $3 billion of assets.

         As disclosed in this Statement of Additional Information under the heading "Management of the Trust", Margaret M. Towle is the Chairman of the Board of Trustees, a Trustee and the President of the Trust as well as the Chief Executive Officer, Chief Investment Officer, Portfolio Manager and a member of PSAM.


ADVISORY AND SUB-ADVISORY AGREEMENTS

         The Fund has entered into an advisory agreement (the "Advisory Agreement") with PSAM, and PSAM has entered into a sub-advisory agreement with the Sub-Adviser (the "Sub-Advisory Agreement"). As compensation for its services, PSAM is entitled to a fee, payable quarterly, at the annual rate of 2.00% of the average daily net asset value of the Fund. This fee is higher than the management fee paid by most investment companies. As compensation for the services provided by the Sub-Adviser, PSAM has agreed to pay the Sub-Adviser a fee at the annual rate of 1.50% of the average daily net asset value of the Fund, which payment will be paid out of the fee received by PSAM from the Fund. As described in the Prospectus, PSAM has agreed to certain voluntary arrangements to reduce its fees in order to limit the Fund's expenses. These arrangements may be modified or terminated by PSAM at any time.

         The Advisory Agreement provides that it will continue in effect for two years from its date of execution and thereafter from year to year if its continuance is approved at least annually (i) by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund and (ii) by vote of a majority of the Trustees who are not "interested persons" of the Trust or PSAM, as that term is defined in the 1940 Act, cast in person at a meeting called for the purpose of voting on such approval. Any amendment to the Advisory Agreement must be approved (i) by vote of a majority of the outstanding voting securities of the Fund and (ii) by vote of a majority of the Trustees who are not such interested persons, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated without penalty by vote of the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund, upon sixty days' written notice to PSAM, or by PSAM upon ninety days' written notice to the Trust, and terminates automatically in the event of its assignment. In addition, the Advisory Agreement will automatically terminate if the Trust or the Fund shall at any time be required by PSAM to eliminate all reference to the word "Puget Sound" in the name of the Trust or the Fund, unless the continuance of the agreement after such change of name is approved by vote of a majority of the outstanding voting securities of the Fund and by vote of a majority of the Trustees who are not interested persons of the Trust or PSAM, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement also provides that PSAM shall not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

         The Sub-Advisory Agreement provides that it will continue in effect for two years from its date of execution and thereafter from year to year if its continuance is approved at least annually (i) by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund and (ii) by vote of a majority of the Trustees who are not "interested persons" of the Trust, PSAM or the Sub-Adviser, as that term is defined in the 1940 Act, cast in person at a meeting called for the purpose of voting on such approval. Any amendment to the Sub-Advisory Agreement must be approved (i) by vote of a majority of the outstanding voting securities of the Fund and (ii) by vote of a majority of the Trustees who are not such interested persons, cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement may be terminated without penalty by vote of the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund, upon sixty days' written notice to the Sub-Adviser, and terminates automatically in the event of its assignment. The Sub-Advisory Agreement also provides that the Sub-Adviser shall not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

         As described in the Prospectus, the Trust intends to apply for an exemptive order from the Securities and Exchange Commission to permit PSAM, subject to the approval of the Board of Trustees and certain other conditions, to enter into sub-advisory agreements with sub-advisers other than the current sub-adviser for the Fund and amend sub-advisory agreements with sub-advisers without obtaining shareholder approval. See "Management of the Fund" in the Prospectus.

         The Sub-Adviser also provides investment advice to numerous other corporate and fiduciary clients. These other clients sometimes invest in securities in which the Fund also invests. If the Fund and such other clients desire to buy or sell the same portfolio securities at the same time, purchases and sales may be allocated, to the extent practicable, on a pro rata basis in proportion to the amounts desired to be purchased or sold for each. It is recognized that in some cases the practices described in this paragraph could have a detrimental effect on the price or amount of the securities which the Fund purchases or sells. In other cases, however, it is believed that these practices may benefit the Fund. It is the opinion of the Board of Trustees that the desirability of retaining the Sub-Adviser as the sub-adviser for the Fund outweighs the disadvantages, if any, which might result from these practices.

ADMINISTRATOR

         BISYS Fund Services Ohio, Inc. (the "Administrator"), under an agreement with the Trust, provides management and administrative services to the Fund, and, in general, supervises the operations of the Trust. The Administrator does not provide investment advisory services. As part of its duties, the Administrator provides office space, equipment and clerical personnel for managing and administering the affairs of the Trust. The Administrator supervises the provision of custodial, auditing, valuation, bookkeeping, legal, and dividend disbursing services and provides other management and administrative services. The Trust pays the Administrator a fee for its services to the Fund at the annual rate of 0.15% of the Trust's average daily net assets.

TRUST EXPENSES

         The Trust pays the compensation of its Trustees; registration, filing and other fees in connection with requirements of regulatory authorities; all charges and expenses of its custodian and transfer agent; the charges and expenses of its independent accountants; all brokerage commissions and transfer taxes in connection with portfolio transactions; all taxes and fees payable to governmental agencies; the expenses of meetings of the shareholders and Trustees; the charges and expenses of the Trust's legal counsel; interest on any borrowings by the Fund; the cost of services, including services of counsel, required in connection with the preparation of, and the cost of printing, the Trust's registration statements and prospectuses, including amendments and revisions thereto, annual, semiannual and other periodic reports of the Trust, and notices and proxy solicitation material furnished to shareholders or regulatory authorities, to the extent that any such materials relate to the Trust or its shareholders; and the Trust's expenses of bookkeeping, accounting, auditing and financial reporting, including related clerical expenses.

DISTRIBUTOR

         As stated in the text of the Prospectus under the heading "Management of the Fund," Institutional and Investor Shares are sold on a continuous basis by the Trust's distributor, BISYS Fund Services, L.P. (the "Distributor"). Under the Distributor's Contract between the Trust and the Distributor (the "Distributor's Contract"), the Distributor is not obligated to sell any specific amount of shares of the Trust and will purchase shares for resale only against orders for shares.

         Pursuant to the Distribution Plan (the "Plan") described in the Prospectus, in connection with the distribution of Investor Shares, the Distributor receives certain distribution fees from the Trust. The Distributor may pay all or a portion of the distribution fees it receives from the Trust to participating and introducing brokers.

         The Plan may be terminated with respect to Investor Shares by vote of a majority of the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or the Distributor's Contract, or by a vote of majority of the outstanding voting securities of that class. Any change in the Plan that would materially increase the cost to the Investors Shares to which the Plan relates requires approval by the Investor Shares' shareholders. The Trustees review quarterly a written report of such costs and the purposes for which such costs have been incurred. Except as described above, the Plan may be amended by vote of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or the Distributor's Contract, cast in person at a meeting called for the purpose. For so long as the Plan is in effect, selection and nomination of those Trustees who are not interested persons of the Trust shall be committed to the discretion of such disinterested persons.

         The Distributor's Contract may be terminated at any time by not more than 60 days' nor less than 30 days' written notice without payment of any penalty either by the Distributor or by the Fund or class and will terminate automatically, without the payment of any penalty, in the event of its assignment.

         The Distributor's Contract and the Plan will continue in effect with respect to each class of shares to which they relate for successive one-year periods, provided that each such continuance is specifically approved (i) by the vote of a majority of the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or the Distributor's Contract and (ii) by the vote of a majority of the entire Board of Trustees cast in person at a meeting called for that purpose.

         The Trustees believe that the Plan will provide benefits to the Trust. The Trustees believe that the Plan will result in greater sales and/or fewer redemptions of Investor Shares, although it is impossible to know for certain the level of sales and redemptions of Investor Shares that would occur in the absence of the Plan or under alternative distribution schemes. The Trustees believe that the effect on sales and/or redemptions benefit the Trust by reducing Fund expense ratio and/or by affording greater flexibility to the Sub-Adviser.

ADDITIONAL ARRANGEMENTS

         Custodial Arrangements. Custodial Trust Company (the "Custodian"), is the Trust's custodian. The Custodian holds in safekeeping securities and cash belonging to the Fund and, in such capacity, is the registered owner of securities held in book entry form belonging to the Fund. Upon instruction, the Custodian receives and delivers cash and securities of the Fund in connection with Fund transactions and collects all dividends and other distributions made with respect to Fund portfolio securities. Pursuant to an agreement with the Trust, the Custodian receives compensation from the Fund for such services based upon a percentage of the Fund's average daily net assets.

         Independent Accountants. The Fund's independent accountants are Deloitte & Touche LLP, 50 Fremont Street, San Francisco, California 94105. Deloitte & Touche LLP conducts an annual audit of the Trust's financial statements, assists in the preparation of the Fund's federal and state income tax returns and consults with the Fund as to matters of accounting and federal and state income taxation.


                      PORTFOLIO TRANSACTIONS AND BROKERAGE

         Transactions on U.S. stock exchanges and other agency transactions for the account of the Fund involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. A particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid by the Fund usually includes an undisclosed dealer commission or markup. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer.

         In addition to selecting portfolio investments for the Fund, the Sub-Adviser selects brokers or dealers to execute securities purchases and sales for the Fund's account. The Sub-Adviser selects only brokers or dealers which it believes are financially responsible, will provide efficient and effective services in executing, clearing and settling an order and will charge commission rates which, when combined with the quality of the foregoing services, will produce best price and execution for the transaction. This does not necessarily mean that the lowest available brokerage commission will be paid. However, the commissions are believed to be competitive with generally prevailing rates. The Sub-Adviser will use its best efforts to obtain information as to the general level of commission rates begin charged by the brokerage community from time to time and will evaluate the overall reasonableness of brokerage commissions paid on transactions by reference to such data. In making such evaluation, all factors affecting liquidity and execution of the order, as well as the amount of the capital commitment by the broker in connection with the order, are taken into account. The Fund will not pay a broker a commission at a higher rate than otherwise available for the same transaction in recognition of the value of research services provided by the broker or in recognition of the value of any other services provided by the broker which do not contribute to the best price and execution of the transaction.

         The Sub-Adviser's receipt of research services from brokers may sometimes be a factor in its selection of a broker that it believes will provide best price and execution for a transaction. These research services include not only a wide variety of reports on such matters as economic and political developments, industries, companies, securities, portfolio strategy, account performance, daily prices of securities, stock and bond market conditions and projections, asset allocation and portfolio structure, but also meetings with management representatives of issuers and with other analysts and specialists. Although it is in many cases not possible to assign an exact dollar value to these services, they may, to the extent used, tend to reduce the Sub-Adviser's expenses. Such services may be used by the Sub-Adviser in managing other client accounts and in some cases may not be used with respect to the Fund. Receipt of services or products other than research from brokers is not a factor in the selection of brokers. Consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., and subject to seeking best price and execution, purchases of shares of the Fund by customers of broker-dealers may be considered as a factor in the selection of broker-dealers to execute the Fund's securities transactions.

         The Sub-Adviser may cause the Fund to pay a broker-dealer that provides brokerage and research services to the Sub-Adviser an amount of commission for effecting a securities transaction for the Fund in excess of the amount another broker-dealer would have charged for effecting that transaction. The Sub-Adviser must determine in good faith that such greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker-dealer viewed in terms of that particular transaction or the Sub-Adviser's overall responsibilities to the Fund and its other clients. The Sub-Adviser's authority to cause the Fund to pay greater commissions is also subject to such policies as the Trustees of the Trust may adopt from time to time.

                            DESCRIPTION OF THE TRUST

         The Trust, registered as a diversified open-end management investment company, is organized as a Massachusetts business trust under the laws of Massachusetts by an Agreement and Declaration of Trust (the "Declaration of Trust") dated April 14, 1998.

         The Declaration of Trust currently permits the Trustees to issue an unlimited number of full and fractional shares of each series. Each share of the Fund represents an equal proportionate interest in the Fund with each other share of the Fund and is entitled to a proportionate interest in the dividends and distributions from the Fund. The shares of the Fund do not have any preemptive rights. Upon termination of the Fund, whether pursuant to liquidation of the Trust or otherwise, shareholders of the Fund are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders. The Declaration of Trust also permits the Trustees to charge shareholders directly for custodial, transfer agency and servicing expenses.

         The Declaration of Trust also permits the Trustees, without shareholder approval, to subdivide any series of shares into various classes of shares with such dividend preferences and other rights as the Trustees may designate. The Trustees may also, without shareholder approval, establish one or more additional separate portfolios for investments in the Trust. Shareholders' investments in such an additional portfolio would be evidenced by a separate series of shares (i.e., a new "Fund").

         The Declaration of Trust provides for the perpetual existence of the Trust. The Trust or the Fund, however, may be terminated at any time by vote of at least two-thirds of the outstanding shares of the Fund. The Declaration of Trust further provides that the Trustees may also terminate the Trust or the Fund upon written notice to the shareholders.

         The shares of the Fund are divided into two classes - the Institutional Shares and the Investor Shares. All expenses of the Fund are borne by all the shares in the Fund, regardless of class, on a pro rata basis relative to the net assets of each class, except for distribution fees and shareholder servicing fees which are charged only to the Fund's Investor Shares.

         The assets received by the Fund for the issue or sale of its shares and all income, earnings, profits, losses and proceeds therefrom, subject only to the rights of creditors, are allocated to, and constitute the underlying assets of, the Fund. The underlying assets of the Fund will be segregated from the assets of any other series that may be established in the future and are charged with the expenses with respect to the Fund and with a share of the general expenses of the Trust. Any expenses of the Fund that are specific to a particular class of shares of the Fund are charged only to the shares of that class. If at any future time the Trust issues more than one series of shares, any general expenses of the Trust that are not readily identifiable as belonging to the Fund are allocated by or under the direction of the Trustees in such manner as the Trustees determine to be fair and equitable. While the expenses of the Trust will be allocated to the separate books of account of each fund of the Trust, certain expenses may be legally chargeable against the assets of all funds of the Trust.

VOTING RIGHTS

         As summarized in the Prospectus, shareholders are entitled to one vote for each full share held (with fractional votes for each fractional share held) and may vote (to the extent provided in the Declaration of Trust) on the election of Trustees and the termination of the Trust and on other matters submitted to the vote of shareholders.

         The Declaration of Trust provides that on any matter submitted to a vote of all Trust shareholders, all Trust shares entitled to vote shall be voted together irrespective of series or class unless the rights of a particular series or class would be adversely affected by the vote, in which case a separate vote of that series or class shall also be required to decide the question. Also, a separate vote shall be held whenever required by the 1940 Act or any rule thereunder. Rule 18f-2 under the 1940 Act provides in effect that a series or class shall be deemed to be affected by a matter unless it is clear that the interests of each series or class in the matter are substantially identical or that the matter does not affect any interest of such series or class. On matters affecting an individual series or class, only shareholders of that series or class are entitled to vote. Consistent with the current position of the Securities and Exchange Commission, shareholders of all series and classes vote together, irrespective of series or class, on the election of Trustees and the selection of the Trust's independent accountants, but shareholders of each series vote separately on other matters requiring shareholder approval, such as certain changes in investment policies of that series or the approval of the investment advisory and sub-advisory agreements relating to that series.

         There will normally be no meetings of shareholders for the purpose of electing Trustees except that, in accordance with the 1940 Act, (i) the Trust will hold a shareholders' meeting for the election of Trustees at such time as less than a majority of the Trustees holding office have been elected by shareholders, and (ii) if, as a result of a vacancy on the Board of Trustees, less than two-thirds of the Trustees holding office have been elected by the shareholders, that vacancy may be filled only by a vote of the shareholders. In addition, Trustees may be removed from office by a written consent signed by the holders of two-thirds of the outstanding shares and filed with the Trust's custodian or by a vote of the holders of two-thirds of the outstanding shares at a meeting duly called for that purpose, which meeting shall be held upon the written request of the holders of not less than 10% of the outstanding shares.

         Upon written request by ten holders of shares having an aggregate net asset value constituting 1% of the outstanding shares stating that such shareholders wish to communicate with the other shareholders for the purpose of obtaining the signatures necessary to demand a meeting to consider removal of a Trustee, the Trust has undertaken to provide a list of shareholders or to disseminate appropriate materials (at the expense of the requesting shareholders).

         Except as set forth above, the Trustees shall continue to hold office and may appoint successor Trustees. Voting rights are not cumulative.

         No amendment may be made to the Declaration of Trust without the affirmative vote of a majority of the outstanding shares of the Trust, except
(i) to change the Trust's name or to cure technical problems in the Declaration of Trust and (ii) to establish, change or eliminate the par value of any shares (currently all shares have no par value).

SHAREHOLDER AND TRUSTEE LIABILITY

         Under Massachusetts law shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which the disclaimer is inoperative and the Fund itself would be unable to meet its obligations.

         The Declaration of Trust further provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law. However, nothing in the Declaration of Trust protects a Trustee against any liability to which the Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. The By-Laws of the Trust provide for indemnification by the Trust of the Trustees and officers of the Trust except with respect to any matter as to which any such person did not act in good faith in the reasonable belief that such action was in the best interests of the Trust. No officer or Trustee may be indemnified against any liability to the Trust or the Trust's shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.


                                HOW TO BUY SHARES

Subject to minimum initial investment requirements and certain other conditions, an investor may make an initial purchase of shares of the Fund by submitting a completed application form and payment to:

                  Puget Sound Alternative Investment Series Trust
                  P.O. Box 182304
                  Columbus, OH 43218-2304

The procedures for purchasing shares of the Fund are summarized in "How to Purchase Shares" in the Prospectus.


                    NET ASSET VALUE AND PUBLIC OFFERING PRICE

         The net asset value of the shares of the Fund is determined by dividing the Fund's total net assets (the excess of its assets over its liabilities) by the total number of shares of the Fund outstanding and rounding to the nearest cent. Such determination is made as of the close of regular trading on the New York Stock Exchange on each day on which that Exchange is open for unrestricted trading, and no less frequently than once daily on each day during which there is sufficient trading in the Fund's portfolio securities that the value of the Fund's shares might be materially affected. The New York Stock Exchange is expected to be closed on the following weekdays: New Year's Day, President's Day, Good Friday, Martin Luther King Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Equity securities listed on an established securities exchange or on the NASDAQ National Market System are normally valued at their last sale price on the exchange where primarily traded or, if there is no reported sale during the day, and in the case of over-the-counter securities not so listed, at the last bid price. Long-term debt securities are valued by a pricing service, which determines valuations of normal institutional-size trading units of long-term debt securities. Such valuations are determined using methods based on market transactions from comparable securities and on various relationships between securities which are generally by institutional traders. Other securities for which current market quotations are not readily available (including restricted securities, if any) and all other assets are taken at fair value as determined in good faith by the Trustees, although the actual calculations may be made by persons acting pursuant to the direction of the Trustees.


                              SHAREHOLDER SERVICES

OPEN ACCOUNTS

         A shareholder's investment in the Fund is automatically credited to an open account maintained for the shareholder by BISYS Fund Services, Inc., the shareholder servicing agent for Trust (the "Shareholder Serving Agent"). Following each transaction in the account, a shareholder will receive an account statement disclosing the current balance of shares owned and the details of recent transactions in the account. After the close of each fiscal year, the Shareholder Servicing Agent will send each shareholder a statement providing federal tax information on dividends and distributions paid to the shareholder during the year. This should be retained as a permanent record. Shareholders will be charged a fee for duplicate information.

         The open account system permits the purchase of full and fractional shares and, by making the issuance and delivery of certificates representing shares unnecessary, eliminates the problems of handling and safekeeping certificates, and the cost and inconvenience of replacing lost, stolen, mutilated or destroyed certificates.

         The costs of maintaining the open account system are borne by the Trust, and no direct charges are made to shareholders. Although the Trust has no present intention of making such direct charges to shareholders, it reserves the right to do so. Shareholders will receive prior notice before any such charges are made.

SYSTEMATIC WITHDRAWAL PLAN

         A Systematic Withdrawal Plan, referred to in the Prospectus under "Shareholder Services--Systematic Withdrawal Plan," provides for monthly, quarterly, semiannual or annual withdrawal payments of $100 or more from the account of a shareholder provided that the account has a value of at least $5,000 at the time the plan is established.

         Payments will be made either to the shareholder or to any other person designated by the shareholder. If payments are issued to an individual other than the registered owner(s), a signature guarantee will be required on the Plan application. Income dividends and capital gain distributions will be reinvested at the net asset value determined as of the close of regular trading on the New York Stock Exchange on the record date for the dividend or distribution.

         Since withdrawal payments represent proceeds from the liquidation of shares, the shareholder should recognize that withdrawals may reduce and possibly exhaust the value of the account, particularly in the event of a decline in net asset value. Accordingly, the shareholder should consider whether a Systematic Withdrawal Plan and the specified amounts to be withdrawn are appropriate in the circumstances. The Fund makes no recommendations or representations in this regard. It may be appropriate for the shareholder to consult a tax adviser before establishing such a plan. See "Redemptions" and "Income Dividends, Capital Gain Distributions and Tax Status" below for certain information as to federal income taxes.

IRAS

         Under "Shareholder Services--Retirement Plans," the Prospectus refers to IRAs established under a prototype plan made available by the Fund. These plans may be funded with shares of the Fund.

         All income dividends and capital gain distributions of plan participants must be reinvested. Plan documents and further information can be obtained from the Fund.

         Check with your financial or tax adviser as to the suitability of Fund shares for your retirement plan.

                                   REDEMPTIONS

         The procedures for redemption of Fund shares are summarized in the Prospectus under "How to Redeem Shares."

         Except as noted below, signatures on redemption requests must be guaranteed by commercial banks, trust companies, savings associations, credit unions or brokerage firms that are members of domestic securities exchanges. Signature guarantees by notaries public are not acceptable. However, as noted in the Prospectus, a signature guarantee will not be required if the proceeds of the redemption do not exceed $10,000 and the proceeds check is made payable to the registered owner(s) and mailed to the record address.

         If a shareholder selects the telephone redemption service in the manner described in the next paragraph, Fund shares may be redeemed by calling toll free 1-877-77-PUGET (1-877-777-8438). When a telephonic redemption request is received, the proceeds are wired to the bank account previously chosen by the shareholder and a nominal wire fee (currently $5.00) is deducted. Telephonic redemption requests must be received by the Fund prior to the close of regular trading on the New York Stock Exchange on a day when the Exchange is open for business. Requests made after that time or on a day when the New York Stock Exchange is not open for business cannot be accepted by the Fund and a new request will be necessary.

         In order to redeem shares by telephone, a shareholder must either select this service when completing the Fund application or must do so subsequently on the Service Options Form available from the Fund. When selecting the service, a shareholder must designate a bank account to which the redemption proceeds should be wired. Any change in the bank account so designated must be made by furnishing to the Fund a completed Service Options Form with a signature guarantee. Whenever the Service Options Form is used, the shareholder's signature must be guaranteed as described above. Telephone redemptions may only be made if an investor's bank is a member of the Federal Reserve System or has a correspondent bank that is a member of the System. If the account is with a savings bank, it must have only one correspondent bank that is a member of the System. The Trust, and its transfer agent and custodian are not responsible for the authenticity of withdrawal instructions received by telephone.

         The redemption price will be the net asset value per share next determined after the redemption request and any necessary special documentation are received by the Fund in proper form. Proceeds resulting from a written redemption request will normally be mailed to you within seven days after receipt of your request in good order. Telephonic redemption proceeds will normally be wired on the first business day following receipt of a proper redemption request. In those cases where you have recently purchased your shares by check and your check was received less than 10 days prior to the redemption request, the Fund may withhold redemption proceeds until your check has cleared, which may take up to 10 days from the purchase date.

         The Fund will normally redeem shares for cash; however, the Fund reserves the right to pay the redemption price wholly or partly in kind if the Board of Trustees determines it to be advisable in the interest of the remaining shareholders. If portfolio securities are distributed in lieu of cash, the shareholder will normally incur brokerage commissions upon subsequent disposition of any such securities. However, the Trust has elected to be governed by Rule l8f-l under the 1940 Act pursuant to which the Trust is obligated to redeem shares solely in cash for any shareholder during any 90-day period up to the lesser of $250,000 or 1% of the total net asset value of the Trust at the beginning of such period.

         A redemption constitutes a sale of the shares for federal income tax purposes on which the investor may realize a long- or short-term capital gain or loss depending on the investor's holding period and adjusted basis in the shares. See "Income Dividends, Capital Gains Distributions and Tax Status."


          INCOME DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS AND TAX STATUS

         It is the policy of the Fund to pay its shareholders, as dividends, substantially all net investment income and to distribute annually all net realized capital gains, if any, after offsetting any capital loss carryovers.

         Income dividends and capital gains distributions are payable in full and fractional shares of the Fund based upon the net asset value determined as of the close of regular trading on the New York Stock Exchange on the record date for each dividend or distribution. Shareholders, however, may elect to receive their income dividends or capital gains distributions, or both, in cash. The election may be made at any time by submitting a written request to the Fund. In order for a change to be in effect for any dividend or distribution, it must be received by the Fund on or before the record date for such dividend or distribution.

         As required by federal law, detailed federal tax information will be furnished to each shareholder for each calendar year on or before January 31 of the succeeding year.

         The Fund intends to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In order so to qualify and to qualify for the favorable tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things, (i) derive at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or securities, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock or securities; (ii) distribute with respect to each taxable year at least 90% of the sum of its taxable net investment income, its net tax-exempt income, and the excess, if any, of net short-term capital gains over net long-term capital losses for such year; and (iii) at the end of each fiscal quarter maintain at least 50% of the value of its total assets in cash, U.S. government securities, securities of other regulated investment companies, and other securities of issuers which represent, with respect to each issuer, no more than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, with no more than 25% of its assets invested in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades and businesses. To satisfy these conditions, the Fund may be limited in its ability to use certain investment techniques and may be required to liquidate assets to distribute income. Moreover, some investment techniques used by the Fund may change the character and amount of income recognized by the Fund. As a regulated investment company, the Fund will not be subject to federal income tax on income paid on a timely basis to its shareholders in the form of dividends or capital gain distributions.

         An excise tax at the rate of 4% will be imposed on the excess, if any, of the Fund's "required distribution" (as defined in the Code) over its actual distributions in any calendar year. Generally, the "required distribution" is 98% of the Fund's ordinary income for the calendar year plus 98% of its capital gain net income recognized during the one-year period ending on October 31 plus undistributed amounts from prior years. The Fund intends to make distributions sufficient to avoid imposition of the excise tax. Distributions declared by the Fund during October, November or December to shareholders of record on a date in any such month and paid by the Fund during the following January will be treated for federal tax purposes as paid by the Fund and received by shareholders on December 31 of the year in which declared.

         Shareholders of the Fund will be subject to federal income taxes on distributions made by the Fund, whether received in cash or additional shares of the Fund. Distributions by the Fund of net income and short-term capital gains, if any, will be taxable to shareholders as ordinary income. Pursuant to the Taxpayer Relief Act of 1997, two different tax rates apply to net capital gains (that is, the excess of net gains from capital assets held for more than one year over net losses from capital assets held for not more than one year). One rate (generally 28%) applies to net gains on capital assets held for more than one year but not more than 18 months ("28% rate gains") and a second, preferred rate (generally 20%) applies to the balance of such net capital gains ("adjusted net capital gains"). Distributions of net capital gains will be treated in the hands of shareholders as 28% rate gains to the extent designated by the Fund as deriving from net gains from assets held for more than one year but not more than 18 months, and the balance will be treated as adjusted net capital gains. Distributions of 28% rate gains and adjusted net capital gains will be taxable to shareholders as such, regardless of how long a shareholder has held shares in the Fund. A loss on the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividend paid to the shareholder with respect to such shares.

         Dividends and distributions on Fund shares are subject to federal income taxes even if in effect they are a return of capital.

         Redemptions, sales and exchanges of the Fund's shares are taxable events and, accordingly, shareholders may realize gains and losses on these transactions. Provided the shareholder holds the shares as a capital asset, any gain realized upon a taxable disposition of shares will be treated as 28% rate gain if the shares have been held for more than 12 months but not more than 18 months, and as adjusted net capital gains if the shares have been held for more than 18 months. Otherwise, the gain on the redemption, sale or exchange of Fund shares will be treated as short-term capital gain. In general, any loss realized upon a taxable disposition of shares will be treated as a long-term capital loss if the shares have been held for more than 12 months, and otherwise as short-term capital loss. No loss will be allowed on the sale of Fund shares to the extent the shareholder acquired other shares of the same Fund within 30 days prior to the sale of the loss shares or 30 days after such sale.

         If the Fund engages in hedging transactions, including hedging transactions in options, futures contracts, and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale, and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. The Fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interests of the Fund.

         The Fund is required to withhold 31% of any redemption proceeds, income dividends and capital gain distributions it pays to you (1) if you do not provide a correct, certified taxpayer identification number, (2) if the Fund is notified that you have underreported income in the past, or (3) if you fail to certify to the Fund that you are not subject to such withholding.

         The foregoing is a general and abbreviated summary of the applicable provisions of the Code and regulations currently in effect. For the complete provisions, reference should be made to the pertinent Code sections and regulations. The Code and regulations are subject to change by legislative or administrative action.

         Dividends and distributions also may be subject to state and local taxes. Shareholders are urged to consult their tax advisers regarding specific questions as to federal, foreign, state or local taxes.

         The foregoing discussion relates solely to U.S. investors. Non-U.S. investors should consult their tax advisers concerning the tax consequences of ownership of shares of the Fund, including the possibility that distributions may be subject to a 30% United States withholding tax (or a reduced rate of withholding provided by treaty).

                             PERFORMANCE INFORMATION


         Quotations of average annual total return for the Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund or class over periods of one, five, and ten years (or for such shorter periods as shares of the Fund have been offered), calculated pursuant to the following formula: P (1 + T) [n exponent]= ERV
(where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Except as noted below, all total return figures reflect the deduction of a proportional share of Fund expenses on an annual basis, and assume that (i) the maximum sales load (or other charges deducted from payments) is deducted from the initial $1,000 payment and (ii) all dividends and distributions are reinvested when paid. Quotations of total return may also be shown for other periods. The Fund may also, with respect to certain periods of less than one year, provide total return information for that period that is unannualized. Any such information would be accompanied by standardized total return information.

         The Fund may from time to time include its total return information in advertisements or in information furnished to present or prospective shareholders. The Fund may from time to time also include in advertisements or information furnished to present or prospective shareholders the ranking of its total return information relative to such figures for groups of mutual funds categorized as having similar investment objectives or being in the same general investment category. Performance information may also be used to compare the performance of the Fund to certain standards or indices for stock market performance.

         Performance information about the Fund will be provided in the Fund's annual report, which report will be available upon request and without charge. In addition, from time to time, articles about the Fund regarding performance, rankings and other characteristics of the Fund may appear in publications including, but not limited to the publications included in Appendix A. In particular, the performance of the Fund may be compared in some or all of these publications to the performance of various indices and investments for which reliable performance data is available and to averages, performance rankings, or other information prepared by recognized mutual fund statistical services. Such publications may also publish their own rankings or performance reviews of mutual funds, including the Fund. References to or reprints of such articles may be used in the Fund's promotional literature. References to articles regarding personnel of the sub-adviser(s) who have portfolio management responsibility may also be used in the Fund's promotional literature. For additional information about the Fund's advertising and promotional literature, see Appendix B.

                                     EXPERTS

         The statement of assets and liabilities of the Trust as of May 28, 1998 appearing in this Statement of Additional Information has been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Trustees
Puget Sound Market Neutral Portfolio:

We have audited the accompanying statement of assets and liabilities of the Puget Sound Market Neutral Portfolio, a series of the Puget Sound Alternative Investment Series Trust ("Trust"), as of May 28, 1998. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of assets and liabilities presents fairly, in all material respects, the financial position of Puget Sound Market Neutral Portfolio, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP


San Francisco, California
May 28, 1998

         PUGET SOUND MARKET NEUTRAL PORTFOLIO
          STATEMENT OF ASSETS AND LIABILITIES
                         MAY 28, 1998




ASSETS:
Cash                                               $100,000
Deferred organization expenses                       52,500
                                                   --------
      Total Assets                                  152,500

LIABILITIES:
  Accrued organization expenses                      52,500
                                                   --------
NET ASSETS:                                        $100,000
                                                   ========

NET ASSETS CONSIST OF:
  Capital                                          $100,000
                                                   ========

NET ASSETS:
  Institutional Shares                             $    100
  Investor Shares                                    99,900
                                                   --------
                                                   $100,000
                                                   ========

SHARES OUTSTANDING:
  Institutional Shares                                   10
  Investor Shares                                     9,990
                                                   --------
                                                     10,000
                                                   ========
NET ASSET VALUE:
  Institutional Shares - Offering and redemption
    price per share                                $  10.00
                                                   ========

  Investor Shares - Redemption price per share     $  10.00
                                                   ========
  Maximum Sales Charge (Investor Shares)               3.00%

    Investors Shares - Maximum Offering Price
      per share
      Net Asset Value of Investor Shares/
        (100% - Maximum Sales Charge)              $  10.31
                                                   ========

See notes to Statement of Assets and Liabilities.

                      PUGET SOUND MARKET NEUTRAL PORTFOLIO

                  NOTES TO STATEMENT OF ASSETS AND LIABILITIES

                                  May 28, 1998


1.      ORGANIZATION

        The Puget Sound Alternative Investment Series Trust (the "Trust") was organized as a Massachusetts business trust on April 14, 1998. The Trust is a diversified open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). There are an unlimited number of authorized units of beneficial interest ("shares") of the Trust which may be divided into an unlimited number of series of shares. Currently, there is one series; the Puget Sound Market Neutral Portfolio (the "Fund"). The Fund offers two classes of shares:
        Institutional Shares and Investor Shares.

        The Fund has had no operations other than those actions relating to organizational matters. As of May 28, 1998, both Institutional and Investor shares have been issued and all outstanding shares of the Fund are owned by BISYS Fund Services Ohio, Inc.

        The objective of the Fund is to seek long term capital appreciation, while maintaining minimal exposure to general market equity risk. The Fund seeks to achieve its objective through a diversified portfolio using a non-traditional "market neutral" investment strategy.

2.      SIGNIFICANT ACCOUNTING POLICIES

        ORGANIZATION EXPENSES: All costs incurred by the Trust in connection with the organization of the Fund and the initial public offering of shares of the Fund, principally professional fees and printing, have been deferred. Upon commencement of investment operations of the Fund, the deferred organization expenses will be amortized on a straight-line basis over a period of five years. In the event that any of the initial shares of the Fund are redeemed during the amortization period by any holder thereof, the redemption proceeds will be reduced by any unamortized organization expenses in the same proportion as the number of said shares being redeemed bears to the number of initial shares that are outstanding at the time of redemption.


        FEDERAL INCOME TAXES: The Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and to make the requisite distributions of taxable income to its shareholders which will be sufficient to relieve it from all or substantially all federal income taxes.

3.      RELATED PARTY TRANSACTIONS

        Puget Sound Asset Management Co., LLC ("PSAM") will serve as the investment adviser of the Fund. The sub-adviser will be Fiduciary Asset Management Co. ("FAMCO" or the "Sub-Adviser"). Under the terms of the proposed investment advisory agreement between the Trust and PSAM, PSAM will be entitled to receive a fee at the annual rate of 2.00% of the average daily net assets of the Fund. PSAM has agreed to voluntarily reduce the fee to the annual rate of 1.75% of the average daily net assets of the Fund; however, PSAM may terminate this reduction of fees at any time. PSAM will pay FAMCO a sub-advisory fee at the annual rate of 1.50% of the average daily net assets of the Fund.

        BISYS Fund Services Ohio, Inc., a wholly-owned subsidiary of The BISYS Group, Inc., will serve as the administrator for the Fund. BISYS Fund Services, L.P., (the "Distributor") will act as the Trust's principal underwriter and distributor. BISYS Fund Services, Inc. will serve as transfer agent for and provide fund accounting services to the Trust.

        Under the Trust's proposed Distribution Plan (the "Distribution Plan"), the Fund will pay a monthly distribution fee to the Distributor as compensation for its services in connection with the Distribution Plan at an annual rate equal to 0.50% of the average daily net assets of Investor Shares of the Fund. Currently, the Distributor has voluntarily reduced this annual rate to 0.25%. This reduction of fees may cease at any time.

        The Distributor may also provide a servicing agent to perform personal and account maintenance services to the Investor Shares' shareholders of the Fund. For these services, the Trust's Shareholder Servicing Plan permits the Fund to pay fees up to 0.25% of average daily net assets of Investor Shares.

        Certain officers of the Trust are affiliated with PSAM or the Distributor and its affiliates. Such persons are not paid directly by the Trust for serving in those capacities.

                             SPECIMEN PRICE MAKE-UP

                      PUGET SOUND MARKET NEUTRAL PORTFOLIO

                                INVESTOR SHARES


Total Offering Price Per Investor Share (as of May 28, 1998):


Net Asset Value and Redemption Price
     Per Share ($99,900 / 9,990)            $10.00

Maximum Offering Price Per Share
     ($10.00 x 100 / 97.0)                  $10.31

                                                                      APPENDIX A


                 PUBLICATIONS THAT MAY CONTAIN FUND INFORMATION


ABC and affiliates                          Life Association News
Adam Smith's Money World                    Lifetime Channel
America On Line                             Miami Herald
Anchorage Daily News                        Milwaukee Sentinel
Atlanta Constitution                        Money
Atlanta Journal                             Money Maker
Arizona Republic                            Money Management Letter
Austin American Statesman                   Morningstar
Baltimore Sun                               Mutual Fund Market News
Bank Investment Marketing                   Mutual Funds Magazine
Barron's                                    National Public Radio
Bergen County Record (NJ)                   National Underwriter
Bloomberg Business News                     NBC and affiliates
Bond Buyer                                  New England Business
Boston Business Journal                     New England Cable News
Boston Globe                                New Orleans Times-Picayune
Boston Herald                               New York Daily News
Broker World                                New York Times
Business Radio Network                      Newark Star Ledger
Business Week                               Newsday
CBS and affiliates                          Newsweek
CDA Investment Technologies                 Nightly Business Report
CFO                                         Orange County Register
Changing Times                              Orlando Sentinel
Chicago Sun Times                           Palm Beach Post
Chicago Tribune                             Pension World
Christian Science Monitor                   Pensions and Investments
Christian Science Monitor News Service      Personal Investor
Cincinnati Enquirer                         Philadelphia Inquirer
Cincinnati Post                             Porter, Sylvia (syndicated column)
CNBC                                        Portland Oregonian
CNN                                         Prodigy
Columbus Dispatch                           Public Broadcasting Service
CompuServe                                  Quinn, Jane Bryant (syndicated column)
Dallas Morning News                         Registered Representative
Dallas Times-Herald                         Research Magazine
Denver Post                                 Resource
Des Moines Register                         Reuters
Detroit Free Press                          Rocky Mountain News
Donoghues Money Fund Report                 Rukeyser's Business (syndicated column)
Dorman, Dan (syndicated column)             Sacramento Bee
Dow Jones News Service                      San Diego Tribune
Economist                                   San Francisco Chronicle
FACS of the Week                            San Francisco Examiner
Fee Adviser                                 San Jose Mercury
Financial News Network                      Seattle Post-Intelligencer
Financial Planning                          Seattle Times
Financial Planning on Wall Street           Securities Industry Management
Financial Research Corp.                    Smart Money
Financial Services Week                     St. Louis Post Dispatch
Financial World                             St. Petersburg Times
Fitch Insights                              Standard & Poor's Outlook
Forbes                                      Standard & Poor's Stock Guide
Fort Worth Star-Telegram                    Stanger's Investment Advisor
Fortune                                     Stockbroker's Register
Fox Network and affiliates                  Strategic Insight
Fund Action                                 Tampa Tribune
Fund Decoder                                Time
Global Finance                              Tobias, Andrew (syndicated column)
(the) Guarantor                             Toledo Blade
Hartford Courant                            UPI
Houston Chronicle                           US News and World Report
INC                                         USA Today
Indianapolis Star                           USA TV Network
Individual Investor                         Value Line
Institutional Investor                      Wall Street Journal
International Herald Tribune                Wall Street Letter
Internet                                    Wall Street Week
Investment Advisor                          Washington Post
Investment Company Institute                WBZ
Investment Dealers Digest                   WBZ-TV
Investment Profiles                         WCVB-TV
Investment Vision                           WEEI
Investor's Daily                            WHDH
IRA Reporter                                Worcester Telegram
Journal of Commerce                         World Wide Web
Kansas City Star                            Worth Magazine
KCMO (Kansas City)                          WRKO
KOA-AM (Denver)
LA Times
Leckey, Andrew (syndicated column)
Lear's


                                                                      APPENDIX B

                     ADVERTISING AND PROMOTIONAL LITERATURE



Puget Sound Alternative Investment Series Trust's advertising and promotional material may include, but is not limited to, discussions of the following information:

- Puget Sound Alternative Investment Series Trust's participation in wrap fee and no transaction fee programs

- Characteristics of the adviser and sub-adviser(s), including the locations of offices, investment practices and clients

- Specific and general investment philosophies, strategies, processes and techniques

- Specific and general sources of information, economic models, forecasts and data services utilized, consulted or considered in the course of providing advisory or other services

-    Industry conferences at which the adviser and sub-adviser(s) participate

- Current capitalization, levels of profitability and other financial information

- Identification of portfolio managers, researchers, economists, principals and other staff members and employees

- The specific credentials of the above individuals, including but not limited to, previous employment, current and past positions, titles and duties performed, industry experience, educational background and degrees, awards and honors

- Specific identification of, and general reference to, current individual, corporate and institutional clients, including pension and profit sharing plans

-    Current and historical statistics relating to:

         - total dollar amount of assets managed
         - Puget Sound Alternative Investment Series Trust's assets managed in total and by series
         - the growth of assets
         - asset types managed

         References may be included in Puget Sound Alternative Investment Series Trust's advertising and promotional literature about 401(k) and retirement plans that offer its series.

The information may include, but is not limited to:

- Specific and general references to industry statistics regarding 401(k) and retirement plans including historical information and industry trends and forecasts regarding the growth of assets, numbers of plans, funding vehicles, participants, sponsors and other demographic data relating to plans, participants and sponsors, third party and other administrators, benefits consultants and firms with whom Puget Sound Alternative Investment Series Trust may or may not have a relationship.

- Specific and general reference to comparative ratings, rankings and other forms of evaluation as well as statistics regarding the series of Puget Sound Alternative Investment Series Trust as 401(k) or retirement plan funding vehicles produced by industry authorities, research organizations and publications.

                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST
                            PART C. OTHER INFORMATION
                                    -----------------
Item 24.  Financial Statements and Exhibits

(A)       (1)  Statement of Assets and Liabilities -- included in the
               Statement of Additional Information filed herewith.

(B)       Exhibits

               1. Agreement and Declaration of Trust of Puget Sound Alternative Investment Series Trust (the "Trust") -- Incorporated by reference to the Registrant's Registration Statement on Form N-1A.

               2. By-Laws of the Trust -- Incorporated by reference to the Registrant's Registration Statement on Form N-1A.

               3.      None.

               4.      None.

               5.      (a)    Form of Management Agreement between
                              the Trust and Puget Sound Asset Management
                              Co., LLC ("PSAM") relating to Puget Sound
                              Market Neutral Portfolio, a series of the Trust (the "Fund") -- Incorporated by reference to the Registrant's Registration Statement on Form N-1A.

                       (b) Form of Sub-Advisory Agreement between PSAM and Fiduciary Asset Management Co.
                              ("FAMCO") relating to the Fund -- Incorporated by reference to the Registrant's Registration Statement on Form N-1A.

               6. Form of Distribution Agreement between the Trust and BISYS Fund Services, L.P. -- Incorporated by reference to the Registrant's Registration Statement on Form N-1A.

               7.      None.


               8.      (a) Form of Custody Agreement between the Trust and
                           Custodial Trust Company ("CTC") -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A.



                       (b) Form of Special Custody Account Agreement by and
                           among the Trust, CTC and Bear, Stearns Securities Corp. -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A.


               9.      (a)    Form of Transfer Agency Agreement between
                              the Trust and BISYS Fund Services, Inc.
                              -- Incorporated by reference to the Registrant's
                              Registration Statement on Form N-1A.

                       (b) Form of Administration Agreement between the Trust and BISYS Fund Services Ohio,
                              Inc. -- Incorporated by reference to the Registrant's Registration Statement on Form N-1A.

                       (c) Form of Fund Accounting Agreement between the Trust and BISYS Fund Services, Inc.
                              -- Incorporated by reference to the Registrant's Registration Statement on Form N-1A.


                       (d) Form of Organizational Expense Reimbursement Agreement between the Trust and PSAM -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A.

               10.     Opinion and Consent of Counsel is filed herewith.


               11.     Consent of Independent Auditors is filed herewith.

               12.     None.

               13.     Investment Representation Letter is filed herewith.

               14.     None.

               15. Form of Distribution Plan for Investor Shares -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A.

               16.     None.

               17.     None.

               18. Form of Multi-Class Plan -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A.

               19.     (a)  Form of Shareholder Servicing Plan for Investor
                            Shares -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A.


               19.     (b)  Powers of Attorney for each of Irimga McKay, Paul T.
                            Kane, Mary Bechmann, John W. Peavy III and Joseph C. Pellegrino are filed herewith.

Item 25.  Persons Controlled by or Under Common Control with the Trust
          ------------------------------------------------------------

          None.

Item 26.  Number of Holders of Securities
          -------------------------------

          The following table sets forth the number of record holders of each class of shares of each series of the Trust as of May 29, 1998.

          Title of Series                            Number of Record Holders
          ---------------                            ------------------------

          Puget Sound Market Neutral Portfolio

                Investor Shares                                1

                Institutional Shares                           1

Item 27.  Indemnification
          ---------------

                   Article VIII of the Trust's Agreement and Declaration of Trust (Exhibit 1 hereto) and Article 4 of the Trust's By-Laws (Exhibit 2 hereto) provides for indemnification of its Trustees and officers. The effect of these provisions is to provide indemnification for each of the Trust's Trustees and officers against liabilities and counsel fees reasonably incurred in connection with the defense of any legal proceeding in which such Trustee or officer may be involved by reason of being or having been a Trustee or officer, except with respect to any matter as to which such Trustee of officer shall have been adjudicated not to have acted in good faith in the reasonable belief that such Trustee's or officer's action was in the best interest of the Trust, and except that no Trustee or officer shall be indemnified against any liability to the Trust or its shareholders to which such Trustee or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Trustee's or officer's office.

                   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to Trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 28. Business and Other Connections of Investment Adviser
         ----------------------------------------------------

(a) PSAM is the investment adviser to the Fund, and its business is summarized in "Management of the Fund" in the Prospectus. PSAM's members, directors and officers have been engaged during the past two fiscal years in the following businesses, professions, vocations or employments of a substantial nature (former affiliations are marked with an asterisk):

        Name and Office            Name and Address of                   Nature of
           with PSAM               Other Affiliations                    Connection
           ---------               ------------------                    ----------
Margaret M. Towle             Margaret M. Towle,                    Self-Employed Consultant
Chief Executive Officer,      sole proprietor
Chief Investment Officer,     P.O. Box 11371
Portfolio Manager and         Bainbridge Island, Washington 98110
member

                              *Towle Associates, Inc.               Chairman, Chief
                              One Yesler Building, Suite 200        Executive Officer,
                              Seattle, Washington 98104             Director and Secretary

Barry M. Zwick                Six Sigma Investment Corp. #102       General Partner
Trustee of member             925 De La Vina Street
                              Santa Barbara, California 93101

(b) FAMCO is the sub-adviser to the Fund, and its business is summarized in "Management of the Fund" in the Prospectus. FAMCO's directors and officers have been engaged during the past two fiscal years in the following businesses, professions, vocations or employments of a substantial nature (former affiliations are marked with an asterisk):


        Name and Office            Name and Address of                   Nature of
           with PSAM               Other Affiliations                    Connection
           ---------               ------------------                    ----------
Charles D. Walbrandt          None                                  None
President


John L. Dorian                None                                  None
Chief Investment Officer -
Equity

Wiley D. Angell               None                                  None
Chief Investment Officer -
Fixed Income

John P. Maguire               None                                  None
Executive Vice President

Joseph E. Gallagher           None                                  None
Vice President

Item 29. Principal Underwriters
         ----------------------

(a) BISYS Fund Services, L.P., acts as distributor for the Trust. BISYS
    Fund Services, L.P., also distributes the securities of the following investment companies: American Performance Funds, AmSouth Mutual
    Funds, The ARCH Fund, Inc., The BB&T Mutual Funds Group, The Coventry Group, The Empire Builder Tax Free Bond Fund, ESC Strategic Funds,
    Inc., The Eureka Funds, Fountain Square Funds, Hirtle Callaghan
    Trust, HSBC Family of Funds, The Infinity Mutual Funds, Inc., INTRUST Funds Trust, The Kent Funds, Magna Funds, Meyers Investment Trust,
    MMA Praxis Mutual Funds, M.S.D.&T. Funds, Pacific Capital Funds, Parkstone Group of Funds, The Parkstone Advantage Fund, Pegasus
    Funds, The Republic Funds Trust, The Republic Advisors Funds Trust,
    The Riverfront Funds, Inc., SBSF Funds, Inc. dba Key Mutual Funds, Sefton Funds, The Sessions Group, Summit Investment Trust, Variable Insurance Funds, The Victory Portfolios, The Victory Variable Funds, and Vintage Mutual Funds, Inc.

(b)

Name and Principal            Positions and Offices              Positions and Offices
Business Address              With Distributor                   With Registrant
----------------              ----------------                   ---------------
BISYS Fund Services, Inc.     Sole General Partner               None
Overlook at Great Notch
150 Clove Road
Little Falls, NJ 07424


WC Subsidiary Corporation     Sole Limited Partner               None
3435 Stelzer Road
Columbus, Ohio 43219

Robert John McMullan          Executive Officer                  None
Overlook at Great Notch
150 Clove Road
Little Falls, NJ 07424

William J. Tomko              Supervising Principal              None
3435 Stelzer Road
Columbus, Ohio 43219

David P. Blackmore            Fin. Op.                           None
3435 Stelzer Road
Columbus, Ohio 43219



(c)        Not applicable.

Item 30. Location of Accounts and Records
         --------------------------------


         Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are the Trust's Secretary, Bryan Haft, the Trust's investment adviser, PSAM; the Trust's principal underwriter, BISYS Fund Services, L.P.; the Trust's custodian, Custodial Trust Company; and the Trust's transfer agent, BISYS Fund Services, Inc. The address of the investment adviser is One Yesler Building, Suite 200, Seattle, Washington 98104; the address of the custodian is 101 Carnegie Center, Princeton, New Jersey 08540; and the address of the Secretary, transfer agent and principal underwriter is 3435 Stelzer Road, Columbus, Ohio 43219.


Item 31. Management Services
         -------------------

         None.

Item 32. Undertakings
         ------------

         (a) The undersigned Trust hereby undertakes to call a meeting of shareholders for the purpose of voting on the removal of a trustee or trustees when requested in writing to do so by the holders of at least 10% of the Trust's outstanding voting securities and in connection with such meeting to comply with the provisions of Section 16(c) of the Investment Company Act of 1940 relating to shareholder communications.

         (b) The Trust hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of the Trust's latest Annual Report to shareholders upon request and without charge.

                                     NOTICE

         A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trust.

                                   SIGNATURES
                                   ----------


        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Trust has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle and state of Washington on the 11th day of June, 1998.


                                                   PUGET SOUND ALTERNATIVE
                                                       INVESTMENT SERIES TRUST

                                                   By: /s/ Margaret M. Towle
                                                       -------------------------
                                                           Margaret M. Towle
                                                   Title:  President

     Pursuant to the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signatures                     Title                        Date
----------                     -----                        ----

/s/ Margaret M. Towle          Chairman of the Board of     June 11, 1998
----------------------         Trustees, President, and
Margaret M. Towle              Trustee

*Irimga McKay                  Vice President and Trustee   June 11, 1998
----------------------
Irimga McKay

*Paul T. Kane                  Treasurer                    June 11, 1998
----------------------
Paul T. Kane

*Mary Bechmann                 Trustee                      June 11, 1998
----------------------
Mary Bechmann

*John W. Peavy III             Trustee                      June 11, 1998
----------------------
John W. Peavy III

*Joseph C. Pellegrino          Trustee                      June 11, 1998
----------------------
Joseph C. Pellegrino

*By: /s/ Margaret M. Towle
     ---------------------
     Margaret M. Towle
     Attorney-in-Fact

                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST

                                Index to Exhibits


Exhibit No.    Description
-----------    -----------

 99.10         Opinion and Consent of Counsel.

 99.11         Consent of Independent Auditors.


 99.13         Investment Representation Letter.


 99.19(b) Powers of Attorney for each of Irimga McKay, Paul T. Kane, Mary Bechmann, John W. Peavy III and Joseph C. Pellegrino.